SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation from the original in Portuguese into English)

Contents

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet – Liabilities	3
Statement of operations	4
Statement of comprehensive income	5
Statement of cash flows	6
Statements of changes in Equity
01/01/2012 to 03/31/2012	7
01/01/2011 to 03/31/2011	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet – Liabilities	11
Statement of operations	12
Statement of comprehensive income	13
Statement of cash flows	14
Statements of changes in Equity
01/01/2012 to 03/31/2012	15
01/01/2011 to 03/31/2011	16
Statement of value added	17
Comments on performance	18
Notes to interim financial information	41
Comments on Company’s Business Projections	104
Other information deemed relevant by the Company	105
Reports and statements
Management statement of interim financial information	108
Management statement on the report on review of interim financial information	109

0

(A free translation from the original in Portuguese into English)

Interim financial information - 03/31/2012 – Gafisa S.A.

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares (in thousands)	CURRENT QUARTER 3/31/2012
Paid-in Capital
Common	432,099
Preferred	0
Total	432,099
Treasury share
Common	600
Preferred	0
Total	600

(A free translation from the original in Portuguese into English)

Interim financial information - 03/31/2012 – Gafisa S.A.

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET – ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2012	PRIOR YEAR QUARTER 12/31/2012
1	Total Assets	6,586,189	6,665,289
1.01	Current Assets	2,317,070	2,275,354
1.01.01	Cash and cash equivalents	9,651	32,226
1.01.01.01	Cash and banks	8,791	31,116
1.01.01.02	Short-term investments	860	1,110
1.01.02	Short-term investments	110,838	90,962
1.01.02.01	Short-term investments	110,838	90,962
1.01.02.01.02	Short-term investments – held for sale	110,838	90,962
1.01.03	Accounts receivable	1,313,809	1,390,694
1.01.03.01	Trade accounts receivable	1,313,809	1,390,694
1.01.03.01.01	Receivables from clients of developments	1,299,600	1,381,420
1.01.03.01.02	Receivables from clients of construction and services rendered	14,209	9,274
1.01.04	Inventories	641,132	504.489
1.01.04.01	Properties for sale	641,132	504,489
1.01.07	Prepaid expenses expenses	58,527	41,947
1.01.07.01	Prepaid expenses and others	58,527	41,947
1.01.08	Other current assets	183,113	215,036
1.01.08.01	Non current assets for sale	65,969	65,969
1.01.08.01.01	Land available for sale	65,969	65,969
1.01.08.03	Others	117,144	149,067
1.01.08.03.01	Others accounts receivable and others	19,758	26,503
1.01.08.03.02	Derivative financial instruments	6,219	4,418
1.01.08.03.03	Receivables from related parties	91,167	118,146
1.02	Non Current assets	4,269,119	4,389,935
1.02.01	Non current assets	570,143	730,559
1.02.01.03	Accounts receivable	173,136	169,666
1.02.01.03.01	Receivables from clients of developments	173,136	169,666
1.02.01.04	Inventories	227,113	405,958
1.02.01.04.01	Properties for sale	227,113	405,958
1.02.01.09	Others non current assets	169,894	154,935
1.02.01.09.03	Others accounts receivable and others	104,208	95,869
1.02.01.09.04	Receivables from related parties	65,686	59,066
1.02.02	Investments	3,650,773	3,616,333
1.02.02.01	Interest in associates and affiliates	3,467,660	3,433,220
1.02.02.01.02	Interest in Subsidiaries	3,165,149	3,134,293
1.02.02.01.04	Other investments	302,511	298,927
1.02.02.02.	Interest in subsidiaries	183,113	183,113
1.02.02.02.01	Interest in subsidiaries - goodwill	183,113	183,113
1.02.03	Property and equipment	17,511	12,074
1.02.03.01	Operation property and equipment	17,511	12,074
1.02.04	Intangible assets	30,692	30,969
1.02.04.01	Intangible assets	30,692	30,969

(A free translation from the original in Portuguese into English)

Interim financial information - 03/31/2012 – Gafisa S.A.

INDIVIDUAL BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2012	PRIOR YEAR QUARTER 12/31/2011
2	Total Liabilities	6,586,189	6,665,289
2.01	Current liabilities	1,594,641	2,877,234
2.01.01	Social and labor obligations	33,493	26,996
2.01.01.02	Labor obligations	33,493	26,996
2.01.01.02.01	Salaries and social charges	33,493	26,996
2.01.02	Suppliers	55,560	54,295
2.01.02.01	Local suppliers	55,560	54,295
2.01.03	Tax obligations	81,836	50,868
2.01.03.01	Federal tax obligations	81,836	50,868
2.01.04	Loans and financing	649,793	2,007,964
2.01.04.01	Loans and financing	478,077	721,788
2.01.04.02	Debentures	171,716	1,286,176
2.01.05	Others obligations	739,048	702,236
2.01.05.01	Payables to related parties	356,499	198,197
2.01.05.02	Others	382,549	504,039
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	148,443	232,792
2.01.05.02.05	Other obligations	88,691	98,773
2.01.05.02.06	Payables to venture partners	113,789	139,907
2.01.05.02.07	Obligations with the assignment of receivables	31,626	32,567
2.01.06	Provisions	34,911	34,875
2.01.06.01	Tax, labor and civel lawsuits	34,911	34,875
2.01.06.01.01	Tax lawsuits	1,793	1,894
2.01.06.01.02	Labor lawsuits	14,318	14,968
2.01.06.01.04	Civel lawsuits	18,800	18,013
2.02	Non current liabilities	2,368,411	1,139,582
2.02.01	Loans and financing	1,840,428	444,705
2.02.01.01	Loans and financing	690,145	444,705
2.02.01.01.01	Loans and financing in local currency	690,145	444,705
2.02.01.02	Debentures	1,150,283	0
2.02.02	Others obligations	391,156	554,354
2.02.02.02	Others	391,156	554,354
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	50,735	53,467
2.02.02.02.04	Other liabilities	14,117	36,489
2.02.02.02.05	Payables to venture partners	129,721	200,056
2.02.02.02.06	Obligations with the assignment of receivables	196,583	264,342
2.02.03	Deferred taxes	63,071	66,801
2.02.03.01	Deferred income tax and social contribution	63,071	66,801
2.02.04	Provisions	73,756	73,722
2.02.04.01	Tax, labor and civel lawsuits	73,756	73,722
2.03	Equity	2,623,137	2,648,473
2.03.01	Capital	2,734,157	2,734,157
2.03.02	Capital Reserves	24,245	18,066
2.03.02.04	Granted options	95,462	89,283
2.03.02.07	Reserve for expenditures with public offering	(71,217)	(71,217)
2.03.04	Reserves	(1,731)	(1,731)
2.03.04.09	Treasury shares	(1,731)	(1,731)
2.03.05	Retained earnings/accumulated losses	(133,534)	(102,019)

(A free translation from the original in Portuguese into English)

Interim financial information - 03/31/2012 – Gafisa S.A.

INDIVIDUAL STATEMENT OF OPERATIONS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2012 to 3/31/2012	PRIOR YEAR QUARTER 1/1/2011 to 3/31/2011
3.01	Gross Sales and/or Services	313,022	234,912
3.01.01	Real estate development and sales and construction services rendered	355,046	257,894
3.01.03	Taxes on sales and services	(42,024)	(22,892)
3.02	Cost of sales and/or services	(243,480)	(212,127)
3.02.01	Cost of real estate development	(243,480)	(212,127)
3.03	Gross profit	69,542	22,785
3.04	Operating expenses/income	(56,346)	(53,300)
3.04.01	Selling expenses	(22,358)	(21,348)
3.04.02	General and administrative	(32,991)	(21,298)
3.04.05	Other operating expenses	(13,455)	(24,723)
3.04.05.01	Depreciation and amortization	(11,468)	(7,550)
3.04.05.02	Other operating expenses	(1,987)	(17,173)
3.04.06	Equity pick-up	12,458	14,069
3.05	Income before financial results and income taxes	13,196	(30,515)
3.06	Financial	(41,462)	(17,785)
3.06.01	Financial income	4,171	11,141
3.06.02	Financial expenses	(45,633)	(28,926)
3.07	Income before income taxes	(28,266)	(48,300)
3.08	Income and social contribution taxes	(3,249)	5,008
3.08.01	Current	(6,979)	0
3.08.02	Deferred	3,730	5,008
3.09	Loss from continuing operation	(31,515)	(43,292)
3.11	Loss for the period	(31,515)	(43,292)
3.99	LOSS PER SHARE (Reais)
3.99.01	BASIC LOSS PER SHARE
3.99.01.01	ON	(0.07290)	(0.10030)

(A free translation from the original in Portuguese into English)

Interim financial information - 03/31/2012 – Gafisa S.A.

INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2012 to 3/31/2012	PRIOR YEAR QUARTER 1/1/2011 to 3/31/2011
4.01	Loss for the period	(31,515)	(43,292)
4.03	Comprehensive loss for the period	(31,515)	(43,292)

(A free translation from the original in Portuguese into English)

Interim financial information - 03/31/2012 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2012	PRIOR YEAR QUARTER 3/31/2011
6.01	Net cash from operating activities	193,162	(22,285)
6.01.01	Cash generated in the operations	14,674	(18,464)
6.01.01.01	Loss before taxes	(28,266)	(48,300)
6.01.01.02	Equity pick-up	(12,458)	(14,069)
6.01.01.03	Stock options expenses	6,034	2,536
6.01.01.04	Unrealized interest and finance charges, net	23,010	28,926
6.01.01.05	Derivatives financial instruments	(1,801)	0
6.01.01.06	Depreciation and amortization	11,468	7,550
6.01.01.07	Provision for legal claims	3,756	4,331
6.01.01.08	Provision for profit sharing	6,250	0
6.01.01.09	Warranty provision	624	562
6.01.01.10	Write-off of property and equipment, net	20	0
6.01.01.11	Allowance for doubtful accounts	2,115	0
6.01.01.12	Provision for realization of non-financial assets – properties for sale	(4,278)	0
6.01.01.13	Provision for penalties due to delay in construction works	8,200	0
6.01.02	Variation in Assets and Liabilities	178,488	(3,821)
6.01.02.01	Trade accounts receivable	71,300	(70,138)
6.01.02.02	Properties for sale	46,480	(78,766)
6.01.02.03	Other Receivables	(1,596)	(22,495)
6.01.02.04	Prepaid expenses	(16,580)	(1,062)
6.01.02.05	Obligations for purchase of real estate and adv. from customers	(87,081)	56,770
6.01.02.06	Taxes and contributions	30,968	(27,507)
6.01.02.07	Suppliers	1,265	4,760
6.01.02.08	Salaries and payable charges	247	3,143
6.01.02.09	Transactions with related parties	185,281	86,184
6.01.02.10	Other obligations	(44,817)	45,290
6.01.02.11	Income tax and social contribution paid	(6,979)	0
6.02	Net cash from investments activities	(58,506)	56,092
6.02.01	Purchase of property and equipment and intangible assets	(16,648)	(7.868)
6.02.02	Additional investments in subsidiaries	(21,982)	(100,967)
6.02.03	Redemption of short-term investments	1,065,011	630,360
6.02.04	Short-term investments	(1,084,887)	(465,433)
6.03	Net cash from financing activities	(157,231)	(86,282)
6.03.01	Capital increase	0	1,589
6.03.02	Loans and financing obtained	110,804	60,793
6.03.03	Payment of loans and financing	(96,262)	(146,523)
6.03.04	Assignment of credits receivable, net	(68,700)	0
6.03.06	Loan transactions with related parties	(6,620)	(2,141)
6.03.07	Payables to venture partners	(96,453)	0
6.05	Net increase (decrease) of cash and cash equivalents	(22,575)	(52,475)
6.05.01	Cash and cash equivalents at the beginning of the period	32,226	66,092
6.05.02	Cash and cash equivalents at the end of the period	9,651	13,617

(A free translation from the original in Portuguese into English)

Interim financial information - 03/31/2012 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2012 TO 03/31/2012 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total Equity
5.01	Opening balance	2,734,157	16,335	0	(102,019)	0	2,648,473
5.03	Opening adjusted balance	2,734,157	0	0	(102,019)	0	2,648,473
5.04	Capital transactions with shareholders	0	6,179	0	0	0	6,179
5.04.01	Stock options program	0	6,179	0	0	0	6,179
5.05	Total of comprehensive loss	0	0	0	(31,515)	0	(31,515)
5.05.01	Loss for the period	0	0	0	(31,515)	0	(31,515)
5.07	Closing balance	2,734,157	22,514	0	(133,534)	0	2,623,137

(A free translation from the original in Portuguese into English)

Quarterly information - 03/31/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 03/31/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital Stock	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity
5.01	Opening balance	2,729,198	294,148	547,404	0	0	3,570,750
5.03	Opening Adjusted balance	2,729,198	294,148	547,404	0	0	3,570,750
5.04	Capital transactions with shareholders	0	4,677	0	0	0	4,677
5.04.03	Stock options program	0	4,677	0	0	0	4,677
5.05	Comprehensive Income	0	0	0	(43,292)	0	(43,292)
5.05.01	Net Income/Loss for the period	0	0	0	(43,292)	0	(43,292)
5.07	Closing balance	2,729,198	298,825	547,404	(43,292)	0	3,532,135

(A free translation from the original in Portuguese into English)

Quarterly information - 03/31/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2012	PRIOR YEAR QUARTER 3/31/2011
7.01	Revenues	355,045	257,894
7.01.01	Real estate development, sale and services	357,160	257,894
7.01.04	Allowance for doubtful accounts	(2,115)	0
7.02	Inputs acquired from third parties	(259,836)	(197,688)
7.02.01	Cost of Sales and/or Services	(222,595)	(186,725)
7.02.02	Materials, energy, outsourced labor and other	(37,241)	(10,963)
7.03	Gross added value	95,209	60,206
7.04	Retentions	(11,468)	(7,550)
7.04.01	Depreciation, amortization and depletion	(11,468)	(7,550)
7.05	Net added value produced by the Company	83,741	52,656
7.06	Added value received on transfer	16,629	25,210
7.06.01	Equity accounts	12,458	14,069
7.06.02	Financial income	4,171	11,141
7.07	Total added value to be distributed	100,370	77,866
7.08	Added value distribution	100,370	77,866
7.08.01	Personnel and payroll charges	17,833	39,149
7.08.02	Taxes and contributions	47,534	27,681
7.08.03	Compensation – Interest	66,518	54,328
7.08.03.01	Interest	66,518	54,328
7.08.04	Compensation – Company capital	(31,515)	(43,292)
7.08.04.03	Retained losses	(31,515)	(43,292)

(A free translation from the original in Portuguese into English)

  Quarterly information - 03/31/2012 – Gafisa S.A.

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUALL QUARTER 3/31/2012	PRIOR YEAR QUARTER 12/31/2011
1	Total Assets	9,367,678	9,506,624
1.01	Current Assets	7,010,840	7,314,358
1.01.01	Cash and cash equivalents	265,265	137.598
1.01.01.01	Cash and banks	227,907	86,628
1.01.01.02	Short-term investments	37,358	50,970
1.01.02	Short-term investments	681,873	846,062
1.01.02.01	Short-term investments	681,873	846,062
1.01.02.01.02	Short-term investments – held for sale	681,873	846,062
1.01.03	Accounts receivable	3,638,581	3,962,574
1.01.03.01	Trade accounts receivable	3,638,581	3,962,574
1.01.03.01.01	Receivables from clients of developments	3,623,383	3,951,170
1.01.03.01.02	Receivables from clients of construction and services rendered	15,198	11,404
1.01.04	Inventories	2,088,930	2,049,084
1.01.04.01	Properties for sale	2,088,930	2,049,084
1.01.07	Prepaid expenses expenses	74,712	73,532
1.01.07.01	Prepaid expenses and others	74,712	73,532
1.01.08	Other current assets	261,479	245,508
1.01.08.01	Non current assets for sale	93,188	93,188
1.01.08.01.01	Land available for sale	93,188	93,188
1.01.08.03	Others	168,291	152,320
1.01.08.03.01	Others accounts receivable and others	60,371	60,378
1.01.08.03.02	Derivative financial instruments	97,529	84,207
1.01.08.03.03	Receivables from related parties	10,391	7,735
1.02	Non Current assets	2,356,838	2,192,266
1.02.01	Non current assets	2,071,013	1,909,989
1.02.01.03	Accounts receivable	1,101,138	863,874
1.02.01.03.01	Receivables from clients of developments	1,101,138	863,874
1.02.01.04	Inventories	679,026	798,206
1.02.01.04.01	Properties for sale	679,026	798,206
1.02.01.09	Others non current assets	290,849	247,909
1.02.01.09.03	Others accounts receivable and others	179,368	143,850
1.02.01.09.04	Receivables from related parties	111,481	104,059
1.02.03	Property and equipment	55,103	52,793
1.02.03.01	Operation property and equipment	55,103	52,793
1.02.04	Intangible assets	230,722	229,484
1.02.04.01	Intangible assets	47,609	46,371
1.02.04.02	Goodwill	183,113	183,113

(A free translation from the original in Portuguese into English)

  Quarterly information - 03/31/2012 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2012	PRIOR YEAR QUARTER 12/31/2011
2	Total Liabilities	9,367,678	9,506,624
2.01	Current liabilities	2,860,737	4,815,939
2.01.01	Social and labor obligations	88,702	75,002
2.01.01.02	Labor obligations	88,702	75,002
2.01.01.02.01	Salaries and social charges	88,702	75,002
2.01.02	Suppliers	148,965	135,720
2.01.02.01	Local suppliers	148,965	135,720
2.01.03	Tax obligations	278,678	250,578
2.01.03.01	Federal tax obligations	278,678	250,578
2.01.04	Loans and financing	1,215,116	3,034,743
2.01.04.01	Loans and financing	866,539	1,135,543
2.01.04.01.01	In Local Currency	866,539	1,135,543
2.01.04.02	Debentures	348,577	1,899,200
2.01.05	Others obligations	1,094,365	1,285,021
2.1.05.01	Paybales to related parties	115,237	97,937
2.01.05.02	Others	979,128	1,187,084
2.01.05.02.02	Minimum mandatory dividends	11,559	11,774
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	498,193	610,555
2.01.05.02.05	Payables to venture partners	160,981	219,796
2.01.05.02.06	Obligations with the assignment of receivables	237,699	274,214
2.01.05.02.07	Other obligations	70,696	70,745
2.01.06	Provisions	34,911	34,875
2.01.06.01	Tax, labor and civel lawsuits	34,911	34,875
2.01.06.01.01	Tax lawsuits	1,793	1,894
2.01.06.01.02	Labor lawsuits	14,318	14,968
2.01.06.01.04	Civel lawsuits	18,800	18,013
2.02	Non current liabilities	3,778,445	1,943,591
2.02.01	Loans and financing	2,689,240	721,067
2.02.01.01	Loans and financing	1,089,172	721,067
2.02.01.01.01	Loans and financing in local currency	1,089,172	721,067
2.02.01.02	Debentures	1,600,068	0
2.02.02	Other obligations	865,575	1,004,608
2.02.02.02	Others	865,575	1,004,608
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	127,667	177,135
2.02.02.02.04	Other obligations	188,864	142,857
2.02.02.02.05	Payables to venture partners	203,293	253,390
2.02.02.02.06	Obligations with the assignment of receivables	345,751	431,226
2.02.03	Deferred taxes	89,321	83,002
2.02.03.01	Deferred income tax and social contribution	89,321	83,002
2.02.04	Provisions	134,309	134,914
2.02.04.01	Tax, labor and civel lawsuits	134,309	134,914
2.02.04.01.01	Tax lawsuits	13,858	13,958
2.02.04.01.02	Labor lawsuits	26,790	24,792
2.02.04.01.04	Civel lawsuits	93,661	96,164
2.03	Equity	2,728,496	2,747,094
2.03.01	Capital	2,734,157	2,734,157
2.03.02	Capital Reserves	24,245	18,066
2.03.02.04	Granted options	95,462	89,283
2.03.02.07	Reserve for expenditures with public offering	(71,217)	(71,217)
2.03.04	Reserves	(1,731)	(1,731)
2.03.04.09	Treasury shares	(1,731)	(1,731)
2.03.05	Retained earnings/accumulated losses	(133,534)	(102,019)
2.03.09	Non-controlling interest	105,359	98,621

(A free translation from the original in Portuguese into English)

  Quarterly information - 03/31/2012 – Gafisa S.A.

CONSOLIDATED STATEMENT OF OPERATIONS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2012 to 3/31/2012	PRIOR YEAR QUARTER 1/1/2011 to 3/31/2011
3.01	Gross Sales and/or Services	927,833	730,748
3.01.01	Real estate development and sales and construction services rendered	1,004,299	783,829
3.01.03	Taxes on sales and services	(76,466)	(53,081)
3.02	Cost of sales and/or services	(726,254)	(615,588)
3.02.01	Cost of real estate development	(726,254)	(615,588)
3.03	Gross profit	201,579	115,160
3.04	Operating expenses/income	(164,168)	(139,472)
3.04.01	Selling expenses	(58,486)	(59,807)
3.04.02	General and administrative	(78,984)	(56,307)
3.04.05	Other operating expenses	(26,638)	(23,358)
3.04.05.01	Depreciation and amortization	(18,333)	(12,365)
3.04.05.02	Other operating expenses	(8,305)	(10,993)
3.05	Income before financial results and income taxes	37,471	(24,312)
3.06	Financial	(42,175)	(30,998)
3.06.01	Financial income	19,689	24,664
3.06.02	Financial expenses	(61,864)	(55,662)
3.07	Income before income taxes	(4,704)	(55,310)
3.08	Income and social contribution taxes	(20,139)	18,858
3.08.01	Current	(13,820)	(8,150)
3.08.02	Deferred	(6,319)	27,008
3.09	Loss from continuing operation	(24,843)	(36,452)
3.11	Loss for the period	(24,843)	(36,452)
3.11.01	Loss attributable to the Company	(31,515)	(43,292)
3.11.02	Net income attributable to non-controlling interests	6,672	6,840
3.99	LOSS PER SHARE (Reais)
3.99.01	BASIC LOSS PER SHARE
3.99.01.01	ON	(0.07290)	(0.10030)

(A free translation from the original in Portuguese into English)

  Quarterly information - 03/31/2012 – Gafisa S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 1/1/2012 to 3/31/2012	PRIOR YEAR QUARTER 1/1/2011 to 3/31/2011
4.01	Loss for the period	(24,843)	(36,452)
4.03	Consolidated comprehensive loss for the period	(24,843)	(36,452)
4.03.01	Loss attributable to Gafisa	(31,515)	(43,292)
4.03.02	Net income (loss) attributable to the noncontrolling interests	6,672	6,840

(A free translation from the original in Portuguese into English)

  Quarterly information - 03/31/2012 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2012	PRIOR YEAR QUARTER 3/31/2011
6.01	Net cash from operating activities	57,618	(180,703)
6.01.01	Cash generated in the operations	79,366	35,541
6.01.01.01	Loss before taxes	(4,704)	(55,311)
6.01.01.02	Stock options expenses	6,513	3,363
6.01.01.03	Unrealized interest and finance charges, net	29,466	55,662
6.01.01.04	Depreciation and amortization	18,333	12,365
6.01.01.05	Write-off of property and equipment, net	5,622	0
6.01.01.06	Provision for legal claims	8,592	8,484
6.01.01.07	Warranty provision	1,015	2,460
6.01.01.08	Provision for profit sharing	13,327	2,133
6.01.01.9	Allowance for doubtful accounts	(2,965)	6,385
6.01.01.10	Provision for realization of non-financial assets – properties for sale	(4,282)	0
6.01.01.11	Provision for penalties due to delay in construction works	11,186	0
6.01.01.12	Derivatives financial instruments	(2,737)	0
6.01.02	Variation in Assets and Liabilities	(21,748)	(216,244)
6.01.02.01	Trade accounts receivable	89,693	82,390
6.01.02.02	Properties for sale	83,617	(298,871)
6.01.02.03	Other Receivables	25,025	(4,219)
6.01.02.04	Transactions with related parties	3,978	(31,574)
6.01.02.05	Prepaid expenses	(1,180)	(7,892)
6.01.02.06	Suppliers	13,245	(12,018)
6.01.02.07	Obligations for purchase of real estate and adv. from customers	(161,830)	28,323
6.01.02.08	Taxes and contributions	28,100	(30,103)
6.01.02.09	Salaries and payable charges	373	10,611
6.01.02.10	Other obligations	(88,950)	56,371
6.01.02.11	Income tax and social contribution paid	(13,819)	(9,262)
6.02	Net cash from investments activities	136,972	232,219
6.02.01	Purchase of property and equipment and intangible assets	(27,217)	(14,270)
6.02.02	Redemption of short-term investments	3,207,922	1,134,692
6.02.03	Short-term investments	(3,043,733)	(888,203)
6.03	Net cash from financing activities	(66,923)	(79,198)
6.03.01	Capital increase	0	1,589
6.03.02	Loans and financing obtained	240,556	117,922
6.03.03	Payment of loans and financing	(121,477)	(184,342)
6.03.04	Assignment of credits receivable, net	(85,411)	8,150
6.03.05	Proceeds from subscription of redeemable equity interest in securitization fund	15,743	(2,872)
6.03.06	Payables to venture partners	(108,912)	(18,969)
6.03.07	Loans with related parties	(7,422)	(676)
6.05	Net increase (decrease) of cash and cash equivalents	127,667	(27,682)
6.05.01	Cash and cash equivalents at the beginning of the period	137,598	256,382
6.05.02	Cash and cash equivalents at the end of the period	265,265	228,700

(A free translation from the original in Portuguese into English)

  Quarterly information - 03/31/2012 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2012 TO 03/31/2012 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total equity consolidated
5.01	Opening balance	2,734,157	16,335	0	(102,019)	0	2,648,473	98,621	2,747,094
5.03	Opening adjusted balance	2,734,157	16,335	0	(102,019)	0	2,648,473	98,621	2,747,094
5.04	Capital transactions with shareholders	0	6,179	0	0	0	6,179	67	6,246
5.04.03	Stock options program	0	6,179	0	0	0	6,179	67	6,246
5.05	Total of comprehensive loss	0	0	0	(31,515)	0	(31,515)	6,672	(24,843)
5.05.01	Loss for the period	0	0	0	(31,515)	0	(31,515)	6,672	(24,843)
5.07	Closing balance	2,734,157	22,514	0	(133,534)	0	2,623,137	105,360	2,728,497

(A free translation from the original in Portuguese into English)

  Quarterly information - 03/31/2012 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 03/31/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital Stock	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total shareholders’ equity consolidated
5.01	Opening balance	2,729,198	294,148	547,404	0	0	3.570.750	61,422	3,632,172
5.03	Opening Adjusted balance	2,729,198	294,148	547,404	0	0	3.570.750	61,422	3,632,172
5.04	Capital transactions with shareholders	0	4,677	0	0	0	4,677	63	4,740
5.04.03	Stock options program	0	4,677	0	0	0	4,677	63	4,740
5.05	Comprehensive Income	0	0	0	(43,292)	0	(43,292)	6,840	(36,452)
5.05.01	Net Income/Loss for the period	0	0	0	(43,292)	0	(43,292)	6,840	(36,452)
5.06	Internal changes in Shareholders’ Equity	0	0	0	0	0	0	231	231
5.06.04	Non controlling interests in subsidiaries SPEs	0	0	0	0	0	0	231	231
5.07	Closing balance	2,729,198	298,825	547,404	(43,292)	0	3,532,135	68,556	3,600,691

(A free translation from the original in Portuguese into English)

  Quarterly information - 03/31/2012 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2012	PRIOR YEAR QUARTER 3/31/2011
7.01	Revenues	1,004,299	783,829
7.01.01	Real estate development, sale and services	1,001,334	790,214
7.01.04	Allowance for doubtful accounts	2,965	(6,385)
7.02	Inputs acquired from third parties	(807,297)	(644,088)
7.02.01	Cost of sales and/or services	(683,385)	(578,407)
7.02.02	Materials, energy, outsourced labor and other	(123,912)	(65,681)
7.03	Gross added value	197,002	139,741
7.04	Retentions	(18,333)	(12,365)
7.04.01	Depreciation, amortization and depletion	(18,333)	(12,365)
7.05	Net added value produced by the Company	178,669	127,376
7.06	Added value received on transfer	19,689	24,664
7.06.02	Financial income	19,689	24,664
7.07	Total added value to be distributed	198,358	152,040
7.08	Added value distribution	198,358	152,040
7.08.01	Personnel and payroll charges	26,059	59,104
7.08.02	Taxes and contributions	99,081	43,385
7.08.03	Compensation – Interest	104,733	92,843
7.08.03.01	Interest	104,733	92,843
7.08.04	Compensation – Company capital	(31,515)	(43,292)
7.08.04.03	Retained losses	(31,515)	(43,292)

Gafisa

Grandes ideias para viver bem

Earnings Release 1Q12

GAFISA REPORTS RESULTS FOR 1Q12

--- Gafisa Group delivered 6.165 units in 1Q12, double the number delivered during 1Q11 ---

--- Launches totaled R$463.7 million, with contracted sales of R$408.2 million ---

--- Consolidated sales velocity of 10.4%, or 16.1% ex-Tenda ---

--- Cash burn was R$76 million in the 1Q12 ---

--- 1/3 Tenda units returned to inventory in 4Q11 resold to qualified customers ---

IR Contact

Luciana Doria Wilson
Diego Santos Rosas
Stella Hae Young Hong
Email: ri@gafisa.com.br

IR Website:
www.gafisa.com.br/ir

1Q12 Earnings Results
Conference Call

May 9, 2012

> 8am US EST
In English (simultaneous translation from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

>  9am Brasilia Time
In Portuguese
Phones:
+55-11-3127-4971 (Brazil)
Code: Gafisa

Reply:

+55-11-3127-4999 (EUA)
Code: 10714688
+55-11-3127-4999 (Brazil)
Code: 18872753
Webcast: www.gafisa.com.br/ir
Shares
GFSA3– Bovespa
GFA – NYSE
Total Outstanding Shares:
432,699,559[1]

Average daily trading volume (90 days2): R$100.2 million
1)      Including 599,486 treasury shares

2)      Up to March 30, 2011

FOR IMMEDIATE RELEASE - São Paulo, May 8, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported audited financial results for the ended March 31, 2012.

Duilio Calciolari, Chief Executive Officer, said: “During the first quarter of 2012 we focused on implementing the new strategy for the Company which: (i) established dedicated operating structures by brand; (ii) reducing risk at Tenda; (iii) expanding the contribution of AlphaVille´s developments in our product mix and; (iv) refocusing the Gafisa brand on its core markets of São Paulo and Rio de Janeiro. We are making progress in achieving our operating cash flow guidance of R$500- R$700 million for 2012 with strong unit deliveries of 6.165, sales of inventory and positive cash flow generation at Tenda for the month of March.

Gafisa continues to witness demand throughout Brazil for the middle and middle to high income products represented by the Gafisa and AlphaVille brands, which sold over R$498.7 million during the quarter, with a consolidated sales velocity of launches of 48%. With the implementation of a narrowed geographic focus, Sao Paulo accounted for 100% of the R$214.7 million launches for the Gafisa segment in the 1Q12 and all of the AlphaVille projects of R$249.0 million launched in the same period were outside of Sao Paulo and Rio de Janeiro.”

“Planning is being realigned to get 'back to the basics', which means focusing squarely on obtaining and maintaining operational consistency.”

FINANCIAL RESULTS

▲      Net revenue for the first quarter of 2012, recognized by the Percentage of Completion (“PoC”) method, increased 27% to R$928 million on a year-over-year basis.

▲     Gross profit gained 75% year-over-year to R$201.6 million, as a result of lower level revenue reversal, without the impact of budget cost adjustments as compared to the same period of previous year. Gross margin reached 22%, as it is still impacted by a higher contribution of lower margin projects under construction, whose sale and delivery we expect to conclude within the next fifteen months.

▲       EBITDA was R$105 million, 267.8% above the R$29 million posted during the first quarter of 2011. EBITDA for Gafisa and AlphaVille totaled R$82 million and R$40 million, respectively, while the EBITDA for Tenda was negative R$17 million. Higher volume of EBITDA YoY was a result of improved sales performance of inventories. EBITDA Margin reached 11.3% and ex-Tenda 20%, well above the 4% and 14%, respectively posted in the previous year.

▲      The 1Q12 net loss was R$31.5 million compared with R$13.7 million in1Q11. The 1Q12 loss was a result of revenue reverals related to R$340 million worth of contract dissolutions related to units at the low-income business, coupled with recognition of projects with lower margins as a result of the budget review announced in the previous quarter.

▲      At the end of March 31, 2012, the Company had approximately R$947 million in cash and cash equivalents compared to R$984 million at the end of 4Q11. The net debt to equity ratio reached 122% in the first quarter of 2012, from 118% in the 4Q11.

OPERATING RESULTS

▲      Project launches totaled R$464 million in 1Q12, a 10% decrease compared with 1Q11. The change reflects the restriction of Tenda launches to those that can be immediately transferred to financial institutions. The Gafisa and AlphaVille segments represented 46% and 54% of total launches, respectively.

▲      Consolidated pre-sales totaled R$408.2 million in the first quarter, a 50% decrease compared to 1Q11. Sales from inventory represented 45% of the 1Q12 total, while units launched during the same year accounted for the remaining 55%. First quarter sales velocity of launches reached 10.4%, or 16.1% ex-Tenda.

▲      The Group delivered 34 projects encompassing 6,165 units with a potential sales value of R$1.1 billion during 1Q12.

INDEX
Recent Events	05
Gafisa Group Key Numbers	06
Consolidated Numbers For the Gafisa Group	07
Gafisa Segment	08
AlphaVille Segment	10
Tenda Segment	11
Income Statement	13
Revenues	13
Gross Profit	13
Selling, General and Administrative Expenses	13
EBITDA	13
Net Income	14
Backlog of Revenues and Results	14
Balance Sheet	15
Cash and Cash Equivalents	15
Accounts Receivable	15
Inventory	15
Liquidity	16
Covenant Ratios	16
Outlook	17
Appendix - Status of the Financial Completion of the Projects under Construction 18
Group Gafisa Consolidated Income Statement	19
Group Gafisa Consolidated Balance Sheet	20
Cash Flow	21
Glossary	22

0

RECENT EVENTS

Progress towards Operating Cash Flow Generation

Gafisa ended the first quarter with R$947 million in cash, which is similar to the balance at the end of 2011 after paying all obligations. In the 1Q12, preliminary consolidated cash burn was R$76 million Excluding the accrual of Gafisa debt of R$90 million in the 1T02, we should have a cash generation instead of a consumption. Our operational consolidated cash flow was neutral in the 1Q12 and in March, Tenda achieved positive operating cash flow.

Chart 1. Cash Consumption (3Q10 – 1Q12)

Updated Status of the Results by Brand

Gafisa is delivering results reflected the new turnaround strategy:

Gafisa: (1) We are delivering our lower margin projects. Higher concentration projects launched in New Markets that should be finished this year. (2) Improved sales performance related to inventory.

Tenda: (1) Since June the number of units contracted by financial institutions has accelerated, which in part reflects the addition of a new CEF unit dedicated to major homebuilders. (2) In the first quarter, Tenda transferred 2793 units to financial institutions or 23% of the mid-range of guidance provided for the full year of 10.000–14.000 customers. (3) In March, Tenda achieved positive operating cash flow.

AlphaVille: (1) Continues to launch high demand developments - two projects (Juiz de Fora and Sergipe) were launched in March with sales of 62% in just the final month of the quarter. (2) The results underscore the growing share of AlphaVille in the product mix. The brand accounted for 54 percent share of first-quarter consolidated launches, up from a 35 percent a year ago.

Record delivery units

In the first quarter of 2012, the Company also presented record delivery units. Gafisa delivered 34 projects encompassing 6,165 units, double the 3,060 delivered during 1Q11, with a potential sales value of R$1.1 billion during the first quarter. In March, the Gafisa Group achieved record unit deliveries of 3,338 units.

Chart 2. Delivered units (2007 – 1Q12)

KEY  NUMBERS  FOR  THE  GAFISA  GROUP

Table 1 – Operating and Financial Highlights – (R$000, unless otherwise specified)

	1Q12	4Q11	QoQ(%)	1Q11	YoY(%)
Launches (%Gafisa)	463.740	582.247	-20%	512.606	-10%
Launches (100%)	568.046	719.973	-21%	594.214	-4%
Launches, units (%Gafisa)	1.283	1.256	2%	2.254	-43%
Launches, units (100%)	1.667	1.627	2%	2.736	-39%
Contracted sales (%Gafisa)	408.237	338.415	21%	822.220	-50%
Contracted sales (100%)	507.213	46.043	1002%	935.722	-46%
Contracted sales, units (% Gafisa)	501	-605	-183%	3.361	-85%
Contracted sales, units (100%)	899	-266	-438%	3.945	-77%
Contracted sales from Launches (%co)	222.944	381.140	-42%	296.317	-25%
Sales Velocity over launches (VSO) %	48,1%	49,0%	-89bps	57,8%	-973bps
Completed Projects (%Gafisa)	1.106.806	1.322.766	-16%	524.942	111%
Completed Projects, units (%Gafisa)	6.165	6.544	-6%	3.060	101%

Consolidated Land bank (R$)	16.759.355	17.605.092	-5%	18.063.289	-7%
Potential Units	83.124	86.247	-4%	90.712	-8%
Number of Projects / Phases	154	156	-1%	183	-16%

Net revenues	927.833	93.316	894,3%	730.748	27,0%
Gross profit	201.579	-438.396	ns	115.160	75%
Gross margin	21,7%	-469,8%	ns	15,8%	597bps
Adjusted Gross Margin ¹	26,8%	ns	ns	20,9%	813 bps
Adjusted EBITDA ²	105.187	-798.184	ns	28.597	268%
Adjusted EBITDA margin ²	11,3%	ns	ns	3,9%	742 bps
Adjusted Net (loss) profit ²	-18.330	-1.010.989	ns	-33.089	ns
Adjusted Net margin ²	-3,4%	ns	ns	3,3%	ns
Net (loss) profit	-31.515	-1.029.904	ns	-43.292	ns
EPS (loss) (R$)	-0,0729	-2,3802	ns	-0,1003	ns
Number of shares ('000 final)	432.699	432.699	0%	431.384	0%

Revenues to be recognized	4.238.385	4.515.112	-6,1%	4.061.932	-4%
Results to be recognized ³	1.514.940	1.558.830	-2,8%	1.585.306	5%
REF margin ³	35,7%	34,5%	122bps	39,0%	-329bps

Net debt and investor obligations	3.321.491	3.245.334	2%	2.741.682	21%
Cash and cash equivalent	947.138	983.660	-4%	926.977	2%
Equity	2.623.137	2.648.473	-1%	3.532.135	-26%
Equity + Minority shareholders	2.728.495	2.747.094	-1%	3.600.691	-24%
Total assets	9.367.678	9.506.624	-1%	9.093.244	3%
(Net debt + Obligations) / (Equity + Minorities)	122%	118%	360 bps	76%	4559 bps
Note: Unaudited Finatial Operational data
1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

Nm = not meaningful

CONSOLIDATED  DATA  FOR  THE  GAFISA  GROUP

Consolidated Launches

First-quarter 2012 launches totaled R$464 million, a 10% decrease compared to 1Q11, as the Group halted Tenda launches to focus on execution and delivery. The result represents 15% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is in line with seasonally lower launches in the first quarter.

Four projects/phases were launched across 3 states in the first quarter, with AlphaVille accounting for 54% of launches and Gafisa the remaining 46%.

Consolidated Pre-Sales

First-quarter 2012 consolidated pre-sales totaled R$408.2 million, a 50% decrease compared to 1Q11. Sales from launches represented 55% of the total, while sales from inventory comprised the remaining 45%. Consolidated sales over supply reached 10.4%, compared to 21.4% in 1Q11, reflecting fewer launches to pursue remedial actions at Tenda. Excluding the Tenda brand, first-quarter sales over supply was 16.1%, compared to 17.7% in 4Q11 and 21.6% in 1Q11. The consolidated sales speed of launches reached 48.1%.

Table 2. Consolidated Launches and Pre-Sales (R$ million)

Launches	1Q12	4Q11	QoQ	1Q11	YoY
Gafisa Segment	214.690	340.645	-37%	228.303	-6%
Alphaville Segment	249.050	344.786	-28%	181.915	37%
Tenda Segment	-	(103.183)	ns	102.389	ns
Total	463.740	582.248	-20%	512.607	-10%

Pre-sales	1Q12	4Q11	QoQ	1Q11	YoY
Gafisa Segment	316.702	312.867	1%	423.512	-25%
Alphaville Segment	181.978	244.307	-26%	170.919	6%
Tenda Segment	(90.443)	(218.759)	ns	227.789	-140%
Total	408.237	338.415	21%	822.220	-50%

Results by Brand

Table 3. Main Operational & Financial Numbers - Contribution by Brand

	Gafisa (A)	Alphaville (B)	Total (A) + (B)	Tenda (C)	Total (A) + (B) + C)
Deliveries (PSV R$mn)	699.715	121.993	821.708	285.099	1.106.807
Deliveries (% contribution)	51%	9%	ns	40%	100%
Deliveries (units)	2.715	994	3.709	2.456	6.165
Launches (R$mn)	214.690	249.050	463.740	-	463.740
Launches (% contribution)	46%	54%	100%	0%	100%
Launches (units)	410	873	1.283	-	1.283
Pre-sales	316.702	181.978	498.680	-90.443	408.237
Pre-Sales (% contribution)	78%	45%	122%	-22%	100%
Revenues	487.579	123.870	611.449	316.384	927.833
Revenues (% contribution)	58%	15%	73%	28%	100%
Gross Profit (R$mn)	113.010	59.980	172.990	28.589	201.579
Gross Margin (%)	23%	48%	28%	9%	22%
EBITDA (R$mn)	81.775	40.270	122.045	-16.858	105.187
Margin EBITDA (%)	17%	33%	20%	-5%	11%
EBITDA (% contribution)	78%	38%	ns	-16%	100%

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000, located in 50 cities across 19 states.

Gafisa Segment Launches

First-quarter launches were stable at R$214.7 million and included 2 projects/phases across 1 state. São Paulo accounted for 100% of launches. First quarter sales velocity of Gafisa’s launches reached 13.9%, compared to 19.7% in 1Q11.

Note: Sales velocity refers to pre-sales  over the corresponding period . Neste In this calculation, we consider the stock adjusted to reflect the correct price.

Table 4. Launches by Market Region Gafisa Segment (R$ million)

%Gafisa - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Gafisa	São Paulo	214.690	340.645	-37%	157.779	36%
	Rio de Janeiro	-	-	0%	70.523	-100%
	Other	-	-	0%	-	0%
	Total	214.690	340.645	-37%	228.302	-6%
	Units	410	1012	-59%	755	-46%

Table 5. Launches by unit price Gafisa Segment (R$ million)

%Gafisa - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
Gafisa	≤R$500K	62.099	297.711	-79%	115.359	-46%
	>R$500K	152.591	42.933	255%	112.943	35%
	Total	214.690	340.645	-37%	228.302	-6%

Gafisa Segment Pre-Sales

First quarter sales totaled R$316.7 billion, a 25% decrease compared to the previous year. Sales from inventory represented 21% of the 1Q12 total, while the remaining 79% came from units launched during the same year. The sales velocity of launches in 1Q12 decreased to 13.9%, as compared to a rate of 19.4% the previous year.

Note: Sales speed refers to contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 6. Pre-Sales by Market Region Gafisa Segment (R$ million)

%co - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
Gafisa	São Paulo	243.782	231.516	5%	328.520	-26%
	Rio de Janeiro	54.431	76.320	-29%	58.943	-8%
	Other	18.489	5.031	268%	36.049	-49%
	Total	316.702	312.867	1%	423.512	-25%
	Units	647	722	-10%	910	-29%

Table 7. Pre-Sales by unit Price Gafisa Segment (R$ million)

%co - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
Gafisa	≤ R$500K	146.342	179.143	-18%	187.426	-22%
	> R$500K	170.360	133.724	27%	236.087	-28%
	Total	316.702	312.867	1%	423.512	-25%

Table 8. Pre-Sales by unit Price Gafisa Segment (# units)

%co - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
Gafisa	≤ R$500K	476	551	-14%	608	-22%
	> R$500K	171	171	0%	301	-43%
	Total	647	722	-10%	910	-29%

Gafisa Segment Delivered Projects

Gafisa delivered 18 projects with 2,715 units and an approximate PSV of R$699.7 million during 1Q12. The tables below list the products delivered in 1Q12:

Table 9- Delivered projects Gafisa Segment (1Q12)
Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	VNSJ Metropolitan	Jan-12	2009	São José - SP	100%	96	30.028
Gafisa	VNSJ Vitoria e Lafayette	Jan-12	2008	São José - SP	100%	192	57.518
Gafisa	Mansão Imperial F2	Jan-12	2010	São Bernardo do Campo - SP	100%	100	62.655
Gafisa	Reserva das Laranjeiras	Jan-12	2008	Rio de Janeiro - RJ	100%	108	61.818
Gafisa	Alegria F2 A	Feb-12	2010	Guarulhos - SP	100%	139	43.750
Gafisa	Paulista Corporate	Feb-12	2009	São Paulo - SP	100%	168	72.213
Gafisa	Neogarden	Feb-12	2008	Curitiba - PR	100%	144	40.427
Gafisa	Reserva Santa Cecília	Feb-12	2007	Volta Redonda - RJ	100%	122	23.835
Gafisa	JTR – Comercial	Feb-12	2007	Maceió - AL	50%	193	11.911
Gafisa	Parc Paradiso	Feb-12	2007	(Belém - PA)	90%	432	58.754
Gafisa	Supremo Ipiranga	Mar-12	2009	São Paulo - SP	100%	104	54.860
Gafisa	GPARK Árvores	Mar-12	2007	São Luis - MA	50%	240	29.978
Gafisa	Parque Barueri Fase 1	Mar-12	2008	Barueri - SP	100%	677	151.968
Gafisa						2.715	699.715

Projects launched Gafisa Segment

The following table displays Gafisa Segment projects launched during 1Q12:

Table 10 - Projects launched during Gafisa Segment (1Q12)
Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 31/03/12	Sales 31/03/12
1Q12
Duquesa - Lorian Qd2B	March	Osasco - SP	100%	130	152.591	29%	44.288
Maraville (Ana Maria Lote A)	March	Jundiaí - SP	100%	280	62.099	38%	23.575
Gafisa Total				410	214.690	32%	67.863

Note: The VSO refers contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 11 –Land Bank Gafisa Segment – as of 1Q12

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	3.773.500	33%	32%	1%	7.871	9.011
Rio de Janeiro	1.153.386	46,84%	46,84%	0,00%	1.821	1.839
Total	4.926.886	36,23%	35,47%	0,76%	9.700	10.849

Table 12 –Adjusted EBITDA (R$000)

(R$'000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Net profit	-22.411	-364.326	-94%	-44.065	+49%
(+) Financial result	34.444	39.846	-14%	26.035	32%
(+) Income taxes	13.370	66.522	-80%	-1.523	nm
(+) Depreciation and Amortization	15.264	20.223	-25%	8.381	82%
(+) Capitalized interest	35.052	23.433	50%	32.406	8%
(+) Stock option plan expenses	6.034	3.486	73%	2.536	138%
(+) Minority shareholders	22	-622	-104%	100	-78%
Adjusted EBITDA	81.775	-211.438	-139%	23.869	243%
Net revenues	487.579	367.551	33%	383.092	27%
Adjusted EBITDA margin	17%	-58%	7430 bps	6%	1054 bps

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000, and is present in 68 cities across 23 states and in the Federal District

AlphaVille Segment Launches

First-quarter launches totaled R$249.0 million, a 37% increase compared with 1Q11, and included 2 projects/phases across 2 states. The results reflect the growing share of AlphaVille in the product mix. The brand accounted for a 54 percent share of first-quarter consolidated launches, up from 35 percent a year ago.

Table 13 - Launches by Market Region AlphaVille Segment (R$ million)

%co - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
AlphaVille
	Total	249.050	344.786	-28%	181.914	37%
	Units	873	1.061	-18%	849	3%

Table 14 - Launches by unit price AlphaVille Segment - (R$ million)

%co - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Alphaville	≤ R$200K;	-	13.721	-100%	62.260	-100%
	> R$200K; ≤ R$500K	249.050	331.065	-25%	119.654	108%
	> R$500K	-	-	0%	-	0%
	Total	249.050	344.786	-28%	181.914	37%

AlphaVille Pre-Sales

First quarter pre-sales reached R$181.9 million, a 6% increase compared to 1Q11. The residential lots segment’s share of consolidated pre-sales increased to 45% from 25% in 1Q11. In 1Q12, sales velocity (sales over supply) was 22.2%, compared to 28.1% in 1Q11. First-quarter sales velocity from launches was 63.2%. Sales from launches represented 85% of total sales, while the remaining 15% came from inventory.

Projects demonstrating above average sales velocities include AlphaVille Sergipe, which was launched in March and achieved sales exceeding 65% in the first quarter, and AlphaVille Juiz de Fora, which was launched in February and achieved more than 55% sales in the same period.

Note: The VSO refers contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct.

Table 15 - Pre-Sales by Market Region AlphaVille Segment - (R$ million)

%co - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
AlphaVille
	Total	181.978	244.307	-26%	170.919	6%
	Units	761	837	-9%	896	-15%

Table 16. Pre-Sales by unit Price AlphaVille Segment (R$ million)
%Alphaville R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Alphaville	= R$200K;	6.155	25.481	-76%	92.297	-93%
	> R$200K; = R$500K	186.379	170.394	9%	78.622	137%
	> R$500K	-10.556	48.432	-122%	-	0%
	Total	181.978	244.307	-26%	170.919	6%

Table 17. Pre-Sales by unit Price AlphaVille Segment (# units)
%Alphaville R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%
Alphaville	= R$200K;	47	178	-73%	570	-92%
	> R$200K; = R$500K	737	648	14%	236	126%
	> R$500K	-23	10	-332%	-	0%
	Total	761	837	-9%	896	-15%

AlphaVille Segment Delivered Projects

AlphaVille delivered 3 projects with 994 units and an approximate PSV of R$122 million during 1Q12. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion, which is prior to the delivery meeting. The tables below list the products delivered in 1Q12:

Table 18 - Delivered projects (1Q12) - AlphaVille Segment

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Alphaville	Terras Alpha Petrolina I	jan/12	Dec-10	Petrolina/PE	75%	366	47.424
Alphaville	Terras Alpha Petrolina II	jan/12	Sep-11	Petrolina/PE	76%	286	41.499
Alphaville	Terras Alpha Foz do Iguaçu 2	mar/12	Dec-10	Foz do Iguaçu/PR	74%	342	33.069
Alphaville						994	121.993

Table 19 –-Projects Launched (1Q12) - AlphaVille Segment

Project	Date	Local	% co	Units(%co)	PSV (%co)%		Sales
1Q12
Alphaville Juiz de Fora	Feb	Juiz de Fora - MG	65%	364	114.916	57%	65.142
Alphaville Sergipe	Mar	Sergipe - SE	74%	509	134.134	67%	89.939
Alplaville Total				873	249.050	62%	155.081

Table 20 –Land Bank AlphaVille Segment as of 1Q12

	PSV - R$million (%co )	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	1.322.431	99%	0%	99%	6.282	13.127
Rio de Janeiro	723.324	100%	0%	100%	3.984	8.266
Other	5.463.287	98%	0%	98%	25.693	40.601
Total	7.509.042	99%	0%	99%	35.959	61.994

Table 21 –Adjusted EBITDA AlphaVille Segment

(R$'000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Net profit	21.626	32.390	-33%	26.958	-20%
(+) Financial result	8.200	3.904	110%	7.206	14%
(+) Income taxes	1.737	13.365	-87%	2.828	-39%
(+) Depreciation and Amortization	542	533	2%	288	88%
(+) Capitalized interest	1.155	2.455	-53%	1.584	-27%
(+) Stock option plan expenses	334	456	-27%	274	22%
(+) Minority shareholders	6.676	14.709	-55%	6.740	-1%
Adjusted EBITDA	40.270	67.812	-41%	45.878	-12%
Net revenues	123.870	226.310	-45%	113.624	9%
Adjusted EBITDA margin	33%	30%	255 bps	40%	-787 bps

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000, has 20 regional store fronts, and projects developed in 105 cities across 15 states.

Tenda Segment Launches

Reflecting remedial actions at Tenda and a focus on execution and delivery, no projects were launched in the first quarter. Throughout 2012, Tenda is not expected to represent more than 10% of consolidated launch guidance of between R$2.7 and R$3.3 billion.

Table 22. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Tenda	São Paulo	-	-	0%	11.220	-100%
	Rio de Janeiro	-	-	0%	-	0%
	Minas Gerais	-	-103.183	-100%	19.926	-100%
	Northeast	-	-	0%	-	0%
	Others	-	-	0%	71.243	-100%
	Total	-	-103.183	-100%	102.389	-100%
	Units	-	-817	-100%	650	-100%

Table 23. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Tenda	≤ MCMV	-	-103183	-100%	56.011	-100%
	> MCMV	-	-	0%	46.378	-100%
	Total	-	-103.183	-100%	102.389	-100%

Tenda Segment Pre-Sales

In keeping with a necessary change in strategy, 1Q12 gross pre-sales were stable at R$248.7 million. First quarter net pre-sales in the low income segment were negative R$90.4 million, compared to negative R$216 million in 4Q11.  The difference reflects the dissolution of R$339.6 million in contracts with potential homeowners who no longer qualified for a bank mortgage due to a change in circumstance, such as lack of financial capacity, increased income, move to dual household income, cessation of employment etc. Consequently, units, which are on average more than 70% complete, will be returned to inventory and eligible for resale to qualified customers. We collected on average a down payment of 6% of the units that will be resold through financial institutions, where according to the PoC, the percentage of the incurred cost of a unit’s value is received upfront. Going forward, pre-sales recognition and the remuneration of Tenda sales force will be based on the ability to pass mortgages on to banks.

Note: 1 PoC – Percentage of completion method. Negative numbers are related to dissolutions

Table 24. Pre-Sales by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Tenda	São Paulo	-47.561	-18.585	156%	23.136	-306%
	Rio de Janeiro	-190	-90.517	-100%	-3.919	-95%
	Minas Gerais	-32.805	-79.683	-59%	65.291	-150%
	Northeast	-20.629	-10.564	95%	40.850	-151%
	Others	10.743	-19.411	-155%	102.431	-90%
	Total	-90.443	-218.759	-59%	227.789	-140%
	Units	-907	-2.163	-58%	1.555	-158%

Table 25. Pre-Sales by unit Price Tenda Segment (R$ million)

%Tenda - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Tenda	≤ MCMV	-96.759	-172.415	-44%	73.296	-232%
	> MCMV	6.316	-46.344	-114%	154.493	-96%
	Total	-90.443	-218.759	-59%	227.789	-140%

Table 26. Pre-Sales by unit Price Tenda Segment (# units)

%Tenda - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Tenda	≤ MCMV	-941	-1.800	-48%	619	-252%
	> MCMV	35	-364	-110%	937	-96%
	Total	-907	-2.163	-58%	1.555	-158%

Tenda Segment Delivered Projects

During 1Q12, consolidated Tenda delivered 18 projects/phases, 2,456 units and an approximate PSV of R$285.1 million. The tables below list the products delivered in 1Q12:

Table 27 - Delivered projects Tenda Segment (1Q12)

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
Tenda	Ferrara - F1	Feb-12	2007	Poá	100%	36	8.439
Tenda	Ferrara - F2	Feb-12	2007	Poá	100%	76	8.439
Tenda	Portal do Sol Life III (Bl 24 e 25)	Feb-12	2009	Belford Roxo	100%	64	5.950
Tenda	Portal do Sol Life IV (Bl 22 e 23)	Feb-12	2010	Belford Roxo	100%	64	5.971
Tenda	Alta Vista (Antigo Renata)	Mar-12	2008	São Paulo	100%	160	12.935
Tenda	Jardim São Luiz Life - F2 (Bloco 12)	Mar-12	2007	São Paulo	100%	20	2.149
Tenda	Reserva dos Pássaros - F1 (Bl 5)	Mar-12	2006	São Paulo	100%	66	37.084
Tenda	Parque Baviera Life - F1 (Bl 1 a 9)	Mar-12	2008	São Leopoldo	100%	180	37.763
Tenda	Vivendas do Sol I	Mar-12	2009	Porto Alegre	100%	200	14.000
Tenda	Portal do Sol Life V (Bl 19 a 21)	Mar-12	2010	Belford Roxo	100%	96	9.431
Tenda	Portal do Sol Life VI (Bl 17 e 18)	Mar-12	2010	Belford Roxo	100%	64	6.146
Tenda	Quintas do Sol Ville II - F1 (Qd 1 e 3 a 5)	Mar-12	2007	Feira de Santana	100%	241	22.725
Tenda	Quintas do Sol Ville II - F2 (Qd 2)	Mar-12	2008	Feira de Santana	100%	90	22.353
Tenda	Salvador Life II	Mar-12	2008	Salvador	100%	180	12.780
Tenda	Boa Vista	Mar-12	2008	Belo Horizonte	100%	38	3.838
Tenda	Maratá	Mar-12	2008	Goiânia	100%	400	27.200
Tenda	Reserva Campo Belo (Antigo Terra Nova II)	Mar-12	2007	Goiânia	100%	241	16.320
Tenda	GPARK Pássaros	Mar-12	2008	São Luis	50%	240	31.576
Total						2.456	285.099

Tenda Segment Operations

Since June, 2011 we have witnessed an acceleration in the number of units contracted by financial institutions, which is in part likely due to the addition of a new CEF unit dedicated to major homebuilders. This improvement resulted in the delivery of 2,336 units in 1Q12. Transferred units totaled 2,500 units during the first quarter. We expect the number of units transferred to increase throughout 2012.

Table 28 –Land Bank Tenda Segment (1Q12)

	PSV - R$million (% Tenda)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%Gafisa)	Potential units (100%)
São Paulo	2.134.723	31,0%	30,1%	0,96%	15.851	17.027
Rio de Janeiro	1.101.918	0,0%	0,0%	0,0%	12.764	12.764
Nordeste	417.868	21,0%	21,0%	0,0%	3.700	3.700
Minas Gerais	668.918	46,7%	21,9%	24,8%	5.151	5.303
Total	4.323.427	30,4%	24,2%	6,2%	37.466	38.793

Table 29 – Adjusted EBITDA Tenda

(R$'000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Net profit	(30.730)	(697.968)	-96%	(26.185)	17%
(+) Financial result	(469)	(1.832)	-74%	(2.243)	-79%
(+) Income taxes	5.032	35.368	-86%	(20.162)	-125%
(+) Depreciation and Amortization	2.527	5.699	-56%	3.697	-32%
(+) Capitalized interest	6.663	3.289	103%	3.191	109%
(+) Stock option plan expenses	145	553	-74%	553	-74%
(+) Non recurring expenses	-	-	0%	-	0%
(+) Minority shareholders	(26)	333	-108%	-	0%
Adjusted EBITDA	(16.858)	(654.558)	-97%	(41.150)	-59%
Net revenues	316.384	-500.545	-146%	234.032	-1%
Adjusted EBITDA margin	-5,3%	131%	-13803bps	-18%	1032 bps

INCOME  STATEMENT

Revenues

On a consolidated basis, 1Q12 net revenues totaled R$928 million, a 27% increase from 1Q11. During 1Q12, the Gafisa brand accounted for 58% of net revenues, AlphaVille comprised 15% and Tenda the remaining 27%. The below table presents detailed information about pre-sales and recognized revenues by launch year:

Tabela 30 – Pre-sales and recognized revenues by launch year
		1Q12				1Q11
	Launch year	PreSales	% PreSales	Revenues	%	PreSales	% PreSales	Revenues	%
Gafisa	2012 Launches	67.863	21%	0	0%	-	0%	0	0%
	2011 Launches	81.243	26%	114.983	24%	108.360	26%	5.005	1%
	2010 Launches	56.423	18%	164.613	34%	220.891	52,157%	111.274	29%
	≤ 2009 Launches	111.174	35%	207.984	43%	94.262	22,257%	266.814	70%
	Total Gafisa	316.702	100%	487.579	100%	423.512	100%	383.092	100%

Alphaville	2012 Launches	155.081	85%	3.510	3%	-	0%	-	0%
	2011 Launches	16.062	9%	35.563	29%	114.108	67%	10.560
	2010 Launches	3.213	2%	50.697	41%	44.104	26%	40.339
	≤ 2009 Launches	7.622	4%	34.100	28%	12.706	7%	62.724	55%
	Total Alphaville	181.978	100%	123.870	100%	170.919	100%	113.624	55%

	Total Tenda	(90.443)	100%	316.384	0%	227.789	100%	234.032	100%

Total		408.237		927.833		822.220		730.748

Gross Profit

On a consolidated basis, 1Q12 gross profit totaled R$202 million, a increase of 75% over 1Q11, on the back of lower level revenue reversal and lower impact of budget cost adjustments, as compared to the same period of previous year. Gross margin reached 23.9%, still below normalized levels, as it is still impacted by a higher contribution of lower margin projects under construction, whose sale and delivery we expect to conclude within the next fifteen months.

Table 31 – Gross Margin (R$)
(R$'000) Consolidated	1Q12	1Q11	YoY
Gross Profit	201.579	115.160	75%
Gross Margin	22%	16%	38%
Gross Margin (ex-Tenda)	28%	21%	700bps
Table 32 – Capitalized Interest
(R$million) Consolidated	1Q12	4Q11	1Q11
Opening balance	221.816	177.494	146.544
Capitalized interest	20.789	73.499	41.454
Interest capitalized to COGS	(42.870)	(29.177)	(37.181)
Closing balance	199.735	221.816	150.817

Selling, General, And Administrative Expenses (SG&A)

SG&A expenses totaled R$137 million in 1Q12, a 18% increase on the R$117 million in expenses posted in 1Q11. Selling expenses decreased 2% to R$58 million. Administrative expenses reached R$79 million, a 40% increase over the R$56 million posted in 1Q11. The main reasons for SG&A expenses increase were:  1)provision related to the distribution of variable compensation, 2)Administrative expenses related to the expantion of Alphaville operations and 3)new structure in smaller cost scale with the new strategy to segregate and give focus on each brand.

Table 33 – SG&A Expenses (R$)
(R$'000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Selling expenses	58.486	211.408	-72%	59.807	-2%
G&A expenses	78.984	75.051	5%	56.307	40%
SG&A	137.470	286.459	-52%	116.765	18%

Consolidated Adjusted EBITDA

EBITDA was R$105 million, 267.8% above the R$29 million posted during the first quarter of 2011. EBITDA for Gafisa and AlphaVille totaled R$82 million and R$40 million, respectively, while the EBITDA for Tenda was negative R$17 million. Higher volume of EBITDA YoY was a result of improved sales performance of inventories and a lower dissolutions compared to the previous period. EBITDA Margin reached 11.3% and ex-Tenda 20%, well above the 4% and 14%, respectively posted in the previous year.

Table 34 - Adjusted EBITDA
(R$'000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Net Profit (Loss)	(31.515)	(1.029.904)	-97%	(43.292)	-27%
(+) Financial result	42.175	41.919	1%	30.999	36%
(+) Income taxes	20.139	115.255	-83%	(18.858)	-207%
(+) Depreciation and Amortization	18.333	26.455	-31%	12.365	48%
(+) Capitalized Interest Expenses	42.870	29.177	47%	37.181	15%
(+) Stock option plan expenses	6.513	4.495	45%	3.363	94%
(+)Non recurring expenses	0	0	0%	0	0%
(+) Minority shareholders	6.672	14.420	-54%	6.839	-2%
Adjusted EBITDA	105.187	(798.184)	-113%	28.597	268%
Net Revenue	927.833	93.316	894%	730.748	27%
Adjusted EBITDA margin	13%	nm	nm	4%	856bps
Adjusted EBITDA (ex Tenda)	122.045	-143.626	nm	69.747	75%
Adjusted EBITDA Mg (ex Tenda)	11%	nm	nm	14%	592bps

Note: We adjust our EBITDA for expenses associated with stock option plans, as this is a non-cash expense .

Depreciation And Amortization

Depreciation and amortization in 1Q12 was R$18 million, an increase of R$6 million when compared to the R$12 million recorded in 1Q11, mainly due to higher showroom depreciation.

Financial Results

Net financial expenses totaled R$42 million in 1Q12, compared to net financial result of R$31 million in 1Q11 as a result of a higher level of leverage.

Taxes

Income taxes, social contribution and deferred taxes for 1Q12 amounted to R$20 million, compared to  R$19 million in 1Q11

Adjusted Net Income

The adjustments mentioned related to costs and expenses, as well as financial expenses, had a direct impact on the company's profitability, resulting in a net loss in 1Q12 of R$18.3 million compared to a net loss of R$33 million in the same period of 2011.

Backlog Of Revenues And Results

The backlog of results to be recognized under the PoC method reached R$4.2 billion in 1Q12, 4.3% higher than the R$4.06 billion posted in 1Q11 and 6.2% lower than the R$4.5 billion posted in 4Q11. The consolidated margin for the quarter was 35,7%, higher than the 39% in 1Q11 and 123 bps higher than the 34.5% posted in the 4Q11, mainly as a result of budget cost revisions and lower results to be recognized. The table below shows the backlog margin by segment:

Table 35 - Results to be recognized (REF)
	Gafisa	Tenda	Alphaville	Gafisa Group	Gafisa ex- Tenda
Results to be recognized	2.456	1.056	726	4.238	3.182
Costs to be incurred (units sold)	-1.590	-788	-345	-2.723	-1.935
Results to be Recognized	865	268	381	1.515	1.247
Backlog Margin	35,2%	25,4%	52,5%	35,7%	39,2%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Tabela 36 – Results to be recognized (REF) Gafisa Group
	1Q12	4Q11	T/T	1T11	A/A
Results to be recognized	4.238.385	4.515.112	-6,1%	4.061.932	4%
Costs to be incurred (units sold)	(2.723.445)	-2.956.282	-7,9%	-2.476.626	-9%
Results to be Recognized	1.514.940	1.558.830	-2,8%	1.585.306	-5%
Backlog Margin	35,7%	34,5%	122bps	39,0%	-329bps

BALANCE  SHEET

Cash and Cash Equivalents

On March 31, 2012, cash and cash equivalents reached R$947 million. We believe our cash position is sufficient to execute our development plans, and we see no need to increase this current level.

 Accounts Receivable

At the end of 1Q12, total accounts receivable decreased 4% to R$9.1 billion, from R$9.5 billion in 4Q11.

Table 37 - Total receivables
(R$000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Receivables from developments – LT (off balance sheet)	4.398.947	4.686.158	-6%	4.215.809	4%
Receivables from PoC – ST (on balance sheet)	3.638.581	3.962.574	-8%	3.775.914	-4%
Receivables from PoC – LT (on balance sheet)	1.101.138	863.874	27%	1.087.285	1%
Total	9.138.666	9.512.606	-4%	9.079.008	1%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 38 – Inventory (Balance Sheet at cost)
(R$000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Land	1.226.418	1.244.358	-1%	1.014.629	21%
Units under construction	1.438.026	1.576.780	-9%	1.157.146	24%
Completed units	196.700	119.340	65%	333.168	-41%
Total	2.861.144	2.940.478	-3%	2.504.943	14%

Inventory at market value totaled R$3.5 billion in 1Q12, which is in line with the R$3.5 billion registered in 4Q11. On a consolidated basis, our inventory is at a level of 10 months of sales based on LTM sales figures.

At the end of 1Q12, finished units accounted for 9% of total inventory. We continue to focus on reducing finished inventory primarily concentrated under the Gafisa brand, which represents 3% of total finished inventory of R$3.5 billion and 1/3 of finished units of R$322 million.

Table 39 - Inventories per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 1Q12
Gafisa	409.334	589.555	472.611	401.594	84.757	1.957.850
AlphaVille	0	263.816	134.627	72.551	165.263	636.258
Tenda	86.492	209.688	225.118	321.334	72.404	915.036
Total	495.826	1.063.059	832.356	795.479	322.424	3.509.143

Note: Adjusted by cancellations and dissolutions. ¹Completed units (at market value): value adjusted according to incurred costs, but already delivered to customers (general meeting with customers). Given the same accounting criteria, the value would be R$186.4 million.

Consolidated inventory at market value remained stable on a sequential basis. The market value of Gafisa inventory of R$1.96 billion, 56% of total inventory, was stable at the end of 1Q12. The market value of AlphaVille inventory totaled R$636 million at the end of 1Q12, a 11% increase compared to the end of 4Q11. Tenda inventory was valued at R$915 million at the end of 1Q12, a 2% decrease compared to the end of 4Q11.

Table 40. Inventory at Market Value 1Q12 x 4Q11

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other	Inventories EoP2	% QoQ3	VSO4
Gafisa	2.018.627	214.690		316.702	41.235	1.957.850	-3%	14%
Alphaville	567.285	249.050		181.978	1.901	636.258	11%	22%
Total ex-Tenda	2.585.912	463.740	-	498.680	43.136	2.594.108	0%	16%
Tenda	932.503	-	(339.585)	249.142	(107.910)*	915.035	-2%	-11%
Total	3.518.415	463.740	(339.585)	747.822	(64.774)	3.509.143	0%	10%

Note: *R$108 million refers to dissolution related to cancellation of project launched under the Tenda, that may be re-launched in the future. 1) BoP beginning of the period – 4Q11. 2) EoP end of the period – 1Q12.  3) % Change 1Q12 versus 4Q11. 4)  1Q12 sales velocity.

Liquidity

As of March 31, 2012, Gafisa had a cash position of R$947 million. On the same date, Gafisa’s debt and obligations to investors totaled R$4.3 billion, resulting in net debt and obligations of R$3.3 billion. The net debt and investor obligations to equity and minorities ratio was 122% compared to 118% in 4Q11, due to R$76 million cash burn in the first quarter. Our operational consolidated cash flow was neutral in the 1Q12 and in March, Tenda achieved positive operating cash flow. Excluding project finance, this net debt/equity ratio reached 48.3%.

Gafisa’s cash position and liquidity are sufficient to execute our development plans. Gafisa’s current debt maturity structure includes 32% of the total debt due within one year. We expect positive operating cash flow of between R$500 – R$700 million in 2012. Gafisa has additional receivables (from units already delivered) of more than R$500 million available for securitization and R$370 million of finished units in inventory. We also highlight our current debt covenants ratios, as shown below in the table 45.

Currently we have access to a total of R$1.6 billion in construction finance lines contracted with banks and R$0.9 billion in lines in the process of approval. Also, Gafisa has R$2.4 billion available in construction finance lines of credit for future developments. The following tables provide information on our debt position:

Table 41 - Indebtedness and Investor obligations
Type of obligation (R$000)	1Q12	4Q11	QoQ	1Q11	YoY
Debentures - FGTS (project finance)	1.244.225	1.214.258	2%	1.239.816	0%
Debentures - Working Capital	704.420	684.942	3%	688.800	2%
Project financing (SFH)	817.457	684.642	19%	755.652	8%
Working capital	1.135.615	1.168.085	-3%	604.391	88%
Total consolidated debt	3.904.356	3.755.808	4%	3.288.659	18%
Consolidated cash and availabilities	947.138	983.660	-4%	926.977	2%
Investor Obligations	364.274	473.186	-23%	380.000	-4%
Net debt and investor obligations	3.321.492	3.245.334	2%	2.741.682	21%
Equity + Minority Shareholders	2.728.495	2.747.094	-1%	3.751.958	-24%
(Net debt + Obligations) / (Equity + Noncontrolling interests)	122%	118%	360bps	73%	4559bps
(Net debt + Ob.) / (Eq + Min.) - Exc. Proj Fin (SFH + FGTS)	46%	49%	-284bps	20%	2628bps

Table 42 - Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Mar/13	Until Mar/14	Until Mar/15	Until Mar/16	After Mar/16
Debentures - FGTS (proj. finance)	TR + (8.22% - 10.20%)	1.244.225	196.791	598.404	449.030	-	-
Debentures - Working Capital	CDI + (0.72% - 1.95%)	704.420	151.786	123.895	272.648	149.510	6.581
Project Financing (SFH)	TR + (8.30% - 12.68%)	817.457	469.331	260.022	70.698	17.406	-
Working Capital	CDI + (1.30% - 2.55%)	1.135.615	394.947	290.496	190.277	141.166	118.729
Total consolidated debt	11.82%	3.904.356	1.215.116	1.273.195	982.653	308.082	125.310
Investors Obligations	CDI + (0.235% - 1.00%) / IGPM +7.25%	364.274	160.981	171.737	15.133	9.885	6.538
Total consolidated debt		4.268.630	1.376.097	1.444.932	997.786	317.967	131.848
% Total		100%	32%	34%	23%	7%	3%

Debt Covenants

Following the modification of certain debt covenants, per the agreement with debt holders, Gafisa avoided triggering covenants and remained in compliance with all debt covenants.

Covenant Ratios

Table 43 - Debenture covenants - 7th emission
1Q12
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	12,8x
(Total debt - Project Finance debt - Cash) / (Equity + Min.) ≤ 75%	34,8%
(Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred) > 1,5	1,75

Table 44 - Debenture covenants - 5th emission (R$250 million)
1Q12
(Total debt – Project Finance debt - Cash) / Equity ≤ 75%	34,8%
(Total receivables + Finished units) / (Total debt) ≥ 2.2x	2,4x
Note: Covenant status on March 31, 2012

OUTLOOK

With the introduction of a new strategy and organizational structure, Gafisa is already making progress toward achieving its 2012 guidance. Launches for 2012 are expected to be between R$2.7 and R$3.3 billion, reflecting a new, more targeted regional focus and the deliberate slowdown of the Tenda business. Gafisa should represent 50%, Tenda 10% and AlphaVille 40% of launches. For the first quarter of 2012, the Gafisa Group launched R$464 million.

The Gafisa Group plans to deliver between 22,000 and 26,000 units in 2012 of which 30% will be delivered by Gafisa, 50% by Tenda and the remaining 20% by AlphaVille. During the first quarter of 2012, the Company delivered 6,165 units and transferred 2,793 Tenda units to financial institutions.

Finally, the Company expects to generate between R$500 million and R$700 million in operating cash flow for the full year of 2012. At March 31, 2012, the Company had R$947 million in cash and cash equivalents. The key drivers of cash flow generation include: (i) our ability to deliver units at Gafisa; (ii) the transfer of Tenda units to financial institutions; (iii) the sale of inventory; (iv) the securitization of receivables; (v) the sale of non-strategic land.

CONSOLIDATED  INCOME  STATEMENT

R$000	1Q12	4Q11	QoQ	1Q11	YoY
Net Operating Revenue	927.833	93.316	894,3%	730.748	27,0%
Operating Costs	(726.254)	(531.712)	36,6%	(615.588)	18,0%
Gross profit	201.579	(438.396)	-146,0%	115.160	75,0%
Operating Expenses
Selling Expenses	-58.486	-211.408	-72%	-59.807	-2%
General and Administrative Expenses	-78.984	-75.051	5%	-56.307	40%
Other Operating Revenues / Expenses	-8.305	-107.002	-92%	-10.993	-24%
Depreciation and Amortization	-18.333	-26.454	-30%	-12.365	48%
Operating results	37.471	-858.311	-104%	-24.312	-254%

Financial Income	19.689	20.784	-5%	24.664	-20%
Financial Expenses	-61.864	-62.702	-1%	-55.662	11%

Income Before Taxes on Income	-4.704	-900.229	-99%	-55.310	-91%

Deferred Taxes	6.319	-79.747	108%	27.008	-77%
Income Tax and Social Contribution	-13.820	-35.508	61%	-8.150	-70%

Income After Taxes on Income	(24.843)	(1.015.484)	-97%	(36.452)	-32%

Minority Shareholders	-6.672	-14.420	-54%	-6.840	-2%

Net Income	(31.515)	(1.029.904)	-97%	(43.292)	-27%

Note: The Income Statement reflects the impact of IFRS adoption, also for 2010.

CONSOLIDATED  BALANCE  SHEET

	1Q12	4Q11	QoQ	1Q11	YoY
Current Assets
Cash and cash equivalents	947.138	983.660	-4%	926.977	2%
Receivables from clients	3.638.581	3.962.574	-8%	3.775.914	-4%
Properties for sale	2.088.930	2.049.084	2%	2.043.382	2%
Other accounts receivable	157.900	144.585	9%	210.993	-25%
Deferred selling expenses	58.989	56.903	4%	10.375	469%
Prepaid expenses	15.723	16.629	-5%	11.918	32%
Properties for sale	93.188	93.188	0%	0	0%
Financial Instruments	10.391	7.735	34%	0	0%
	7.010.840	7.314.358	-4%	6.979.559	0.4%
Long-term Assets
Receivables from clients	1.101.138	863.874	28%	1.087.285	1%
Properties for sale	679.026	798.206	-15%	461.561	47%
Deferred taxes	0	0	0%	70.259	-100%
Other	290.849	247.909	17%	158.510	84%
	2.071.013	1.909.989	8%	1.777.615	16,33%
Investments	285.825	282.277	1%	336.070	-15%

Total Assets	9.367.678	9.506.624	-2%	9.093.244	3%

Current Liabilities
Loans and financing	866.539	1.135.543	-24%	838.334	3%
Debentures	348.577	1.899.200	-82%	71.562	387%
Obligations for purchase of land and advances from clients	498.193	610.555	-18%	438.462	14%
Materials and service suppliers	148.965	135.720	10%	178.443	-17%
Taxes and contributions	278.678	250.578	11%	237.419	17%
Obligation for investors	160.981	219.796	-27%	0	0%
Other	558.805	564.547	-1%	411.153	36%
	2.860.738	4.815.939	-41%	2.175.373	32%
Long-term Liabilities
Loans and financings	1.089.172	721.067	51%	521.708	109%
Debentures	1.600.068	0		1.857.055	-14%
Obligations for purchase of land	127.667	177.135	-28%	187.920	-32%
Deferred taxes	89.321	83.002	8%	0	0%
Provision for contingencies	134.309	134.914	0%	126.841	6%
Obligation for investors	203.293	253.390	-20%	380.000	-47%
Other	534.615	574.083	-7%	243.885	119%
	3.778.445	1.943.591	94%	3.317.409	14%
Shareholders' Equity
Capital	2.734.157	2.734.157	0%	2.730.787	0%
Treasury shares	-1.731	-1.731	0%	-1.731	0%
Capital reserves	24.244	18.066	34%	256.645	-91%
Revenue reserves	-	-		589.726	100%
Retained earnings	-31.515	-102.019	-69%	-43.292	-27%
Acumulated losses	-102.019	0		0
Non controlling interests	105.359	98.621	7%	68.327	54%
	2.728.495	2.747.094	-1%	3.600.462	-24%
Liabilities and Shareholders' Equity	9.367.678	9.506.624	-1%	9.093.244	3%

Note: ¹ Following the modification of certain debt covenants, per the agreement with debt holders,Gafisa’  short-term debt and long-term debt classification will be reclassified to the LongTerm in the 1Q12, in compliance with all debt covenants.

CASH  FLOW

	1Q12	1Q11
Income Before Taxes on Income	(4.705)	(55.310)
Expenses (income) not affecting working capital
Depreciation and amortization	18.333	12.365
Impairment allowance	(4.282)	-
Expense on stock option plan	6.513	3.363
Penalty fee over delayed projects	11.186	-
Unrealized interest and charges, net	29.466	55.662
Deferred Taxes
Disposal of fixed asset	5.622
Warranty provision	1.015	2.460
Provision for contingencies	8.592	8.484
Profit sharing provision	13.327	2.133
Allowance (reversal) for doubtful debts	(2.965)	6.385
Profit / Loss from financial instruments	(2.737)	-
Clients	89.693	82.390
Properties for sale	83.616	(298.871)
Other receivables	29.445	(4.219)
Deferred selling expenses and prepaid expenses	(1.180)	(7.892)
Obligations on land purchases and advances from customers	(161.830)	28.323
Taxes and contributions	28.100	(30.103)
Trade accounts payable	13.245	(12.018)
Salaries, payroll charges	373	10.611
Other accounts payable	(88.951)	56.370
Current account operations	(442)	(31.574)
Paid taxes	(13.819)	(9.262)
Cash used in operating activities	57.615	(180.703)
Investing activities
Purchase of property and equipment and deferred charges	(27.217)	(14.270)
Redemption of securities, restricted securities and loans	(3.043.733)	(888.203)
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	3.207.922	1.134.692
Cash used in investing activities	136.972	232.219
Financing activities
Capital increase	-	1.589
Contributions from venture partners	(108.912)	(18.969)
Increase in loans and financing	240.556	117.922
Repayment of loans and financing	(121.477)	(184.342)
Assignment of credit receivables, net	(85.411)	8.150
Proceeds from subscription of redeemable equity interest in securitization fund	15.743	(2.872)
Operations of mutual	(7.422)	(676)
Net cash provided by financing activities	(66.923)	(79.198)
Net increase (decrease) in cash and cash equivalents	127.665	(27.682)
Cash and cash equivalents
At the beggining of the period	137.600	256.382
At the end of the period	265.265	228.700
Net increase (decrease) in cash and cash equivalents	127.665	(27.682)

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

(A free translation from the original in Portuguese into English)
Quarterly information - 03/31/2012 – Gafisa S.A.

ABOUT  GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luciana Doria Wilson	Débora Mari
Website: www.gafisa.com.br/ir	Máquina da Notícia Comunicação Integrada
Phone: +55 11 3025-9297 / 9242 / 9305	Phone: +55 11 3147-7412
Fax: +55 11 3025-9348	Fax: +55 11 3147-7900
Email: ri@gafisa.com.br	E-mail: debora.mari@maquina.inf.br

This release contains forward-loing statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-loing statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The fourth quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009.

A free translation from Portuguese into English of individual and consolidated interim financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information March 31, 2012
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarter at Avenida das Nações Unidas, nº 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil and started its operations in 1997 with the objectives of: (i) promoting and acquiring all forms of real estate ventures on its own behalf or for third parties, taking into consideration that in the case of the later, as construction company and proxy; (ii) selling and purchasing real estate properties in general; (iii) carrying out civil construction and civil engineering services and (iv) developing and implementing marketing strategies related to its own or third party real estate ventures.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and also participates in the formation of consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities (SPEs) substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

In the 4th quarter of 2011, the Company conducted an extensive review of its operations and business strategy, as well as those of its subsidiaries. As a result of this review, the following changes were made:

•   Establishment of a new organizational structure divided into brands, with indication of the professionals responsible for the respective structures;

•  Temporary reduction of the activities of the Tenda brand, until the Company is able to operate efficiently based on the fundamentals of this segment, that is, production at competitive costs (using the technology of steel structures) and immediate transfer, soon after the sale, of clients to a financial institution;

•   Increase in investments in the Alphaville brand, as it is the most profitable segment of the product portfolio; and

•   Focus the Gafisa brand on the markets of São Paulo and Rio de Janeiro.

A free translation from Portuguese into English of individual and consolidated interim financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued March 31, 2012
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations --Continued

As a consequence of this review and of the newly established structure, a series of measures were taken:

•     Extensive review of all budgets of the costs of works in progress;

•     Review of all portfolio of Tenda customers in order to confirm whether they fulfill the requirements of financial institutions; and

•     Analysis of the recoverability of lands located in non-priority regions.

Because of these changes and reviews made, the Company recognized adjustments and provisions amounting to approximately R$639,482 for 2011, of which R$56,998 for the quarter ended March 31, 2011. Such adjustments and provisions did not produce an impact on the capital flow of the Company neither shall impact its capacity to fulfill commitments, as mentioned in Note 1 to the financial statements as of December 31, 2011.

A free translation from Portuguese into English of individual and consolidated interim financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued March 31, 2012
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting practices

The Board of Directors of the Company has power to change the individual and consolidated interim financial information (“quarterly information”) of the Company after they are issued. On May 7, 2012, the Company’s Board of Directors approved the individual and consolidated quarterly information of the Company and authorized their disclosure.

The individual and consolidated quarterly information were prepared and presented according to the same accounting practices adopted in the presentation and preparation, as mentioned in Note 2.1, of the financial statements for the year ended December 31, 2011, which shall be read together with this Quarterly Information.

Pursuant to CVM/SNC/SEP Circular Letter No. 03/2011, the Company states that the significant accounting judgments, estimates and assumptions, as well as the significant accounting practices are the same as those disclosed in the annual financial statements for 2011, and continue valid for the quarterly information hereof. Therefore, the corresponding information shall be read in Notes 2.1 and 2.2 of those financial statements.

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales have been analyzed by the International Financial Reporting Interpretation Committee (IFRIC), at the request of some countries, including Brazil. However, in view of the project for issuing a revised standard relating to revenue recognition, IFRIC has been discussing this topic in its agenda, understanding that the concept for recognizing revenue is included in the standard that is currently under discussion. Accordingly, this issue is expected to be resolved only after the revised standard relating to revenue recognition is issued.

The individual and consolidated quarterly information was prepared based on historical cost, except if otherwise stated. The historical cost is usually based on the considerations paid in exchange for assets.

All amounts reported in this quarterly information are in thousands of Reais, except as otherwise stated.

A free translation from Portuguese into English of individual and consolidated interim financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued
March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting practices --Continued

The non-financial data included in this quarterly information, such as sales volume, contractual data, revenue and costs not recognized in units sold, economic projections, insurance and environment, were not reviewed.

Except for the loss for the period, the Company does not have other comprehensive loss or income.

The explanatory notes that did not undergo significant changes in relation to the individual and consolidated statements as of December 31, 2011 were not included in the accompanying quarterly information.

2.1. Functional currency

The individual and consolidated quarterly information are presented in Reais (presentation currency), which is also the functional currency of the Company and its subsidiaries.

A free translation from Portuguese into English of individual and consolidated interim financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting practices --Continued

2.2. Consolidated interim financial information

The consolidated interim financial information of the Company includes the financial information of Gafisa, its direct and indirect subsidiaries, and jointly-controlled companies. The control over such entities is obtained when the Company has power to control their financial and operating policies, and is able to enjoy their benefits and is exposed to the risks of their activities. The subsidiaries and jointly-controlled companies are fully and proportionally consolidated, respectively, from the date the full or shared control begins until the date it ceases. As of March 31, 2012 and December 31, 2011, the Quarterly Information and Consolidated Financial Statements include the full consolidation of the following companies, respectively:

	Interest %
	March 2012	2011

Gafisa and subsidiaries (*)	100	100
Construtora Tenda and subsidiaries (“Tenda”) (*)	100	100
Alphaville Urbanismo and subsidiaries (“AUSA”) (*)	80	80

(*)  It does not include jointly-controlled investees, as detailed below:

The accounting practices were uniformly adopted in all companies included in the consolidated Quarterly Information and the fiscal year of these companies is the same of the Company. See further details on these subsidiaries in Note 9.

A free translation from Portuguese into English of individual and consolidated interim financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting practices --Continued

The Company carried out the proportionate consolidation of the financial information of the direct jointly-controlled investees listed below, which main information is the following:

	% - Interest		Total assets		Total liabilities		Equity		Net revenue		Net income (loss) for the period
Investees	3/31/2012	12/31/2011	3/31/2012	12/31/2011	3/31/2012	12/31/2011	3/31/2012	12/31/2011	3/31/2012	3/31/2011	3/31/2012	3/31/2011
API SPE 28 - Planej.e Desenv.de Emp.Imob.Ltda.	50%	50%	127,409	127,409	63,735	63,735	63,674	63,674	-	17,533	-	9,039
Gafisa SPE-77 Empreendimentos Imobiliários Ltda.	65%	65%	124,072	126,341	64,336	67,979	59,736	58,362	10,849	8,785	1,374	3,095
GAFISA SPE-48 S/A	80%	80%	67,506	85,077	10,522	31,271	56,984	53,806	2,367	1,277	3,178	(3,490)
Gafisa SPE-55 S.A.	80%	80%	69,081	78,523	18,350	28,579	50,731	49,944	6,463	14,012	787	1,938
FIT 13 SPE Empreendimentos Imobiliários Ltda.	50%	50%	89,292	72,859	46,018	38,080	43,274	34,779	26,681	3,526	12,986	1,239
Sítio Jatiuca Empreendimento Imobiliário SPE Ltda.	50%	50%	88,490	104,432	58,260	74,951	30,230	29,481	8,449	2,234	749	(970)
Gafisa e Ivo Rizzo SPE-47 Emp. Imobiliários Ltda.	80%	80%	37,587	37,945	12,658	13,004	24,929	24,941	-	(67)	(13)	(131)
Dubai Residencial Empreendimentos Imobiliários Ltda.	50%	50%	48,686	58,560	28,325	34,745	20,361	23,815	844	9,589	493	3,469
Grand Park - Parque das Arvores Emp. Imob. Ltda	50%	50%	83,028	93,305	59,854	70,656	23,174	22,649	(5,598)	16,378	(5,019)	4,450
Gafisa SPE-85 Emp. Imob. Ltda.	80%	80%	89,331	84,945	70,450	66,267	18,881	18,678	5,562	8,982	203	407
Manhattan Square Emp. Imob. Coml 01 SPE Ltda.	50%	50%	84,269	81,266	68,712	66,974	15,557	14,292	6,145	5,059	1,265	(56)
Aram SPE Empreendimentos Imobiliários Ltda.	80%	80%	34,559	33,315	20,223	19,334	14,336	13,981	3,454	-	1,442	-
Panamby Ribeirão Preto Emp. Imob. SPE Ltda.	55%	55%	17,099	16,856	3,326	3,059	13,773	13,797	-	-	(24)	(12)
Costa Maggiore Emp. Imob. Ltda.	50%	50%	29,568	29,568	16,337	16,337	13,231	13,231	-	3,667	-	975
Patamares 1 Empreendimentos Imobiliários SPE Ltda.	50%	50%	48,866	41,314	32,797	28,564	16,069	12,750	12,184	2,926	3,320	115
O Bosque Empr. Imob. Ltda.	60%	60%	9,758	9,898	349	319	9,409	9,579	140	26	(65)	(7)
Apoena Emp. Imob. Ltda.	80%	80%	15,983	14,674	6,268	5,666	9,715	9,008	2,310	(505)	707	(1,491)
Grand Park - Parque das Aguas Emp. Imob. Ltda.	50%	50%	40,427	49,974	36,666	41,835	3,761	8,139	(2,381)	9,061	(4,377)	1,249
Parque do Morumbi Incorporadora LTDA.	80%	80%	30,811	24,417	16,310	16,370	14,501	8,047	9,063	674	3,410	(73)
Gafisa SPE-65 Empreendimentos Imobiliários Ltda.	80%	80%	37,859	35,594	27,988	27,169	9,871	8,425	3,541	3,367	1,447	(218)
Other	Several	Several	633,797	574,930	581,823	540,385	51,974	34,545	42,587	4,448	4,964	1,859

A free translation from Portuguese into English of individual and consolidated interim financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting practices --Continued

2.3. Restatement of consolidated quarterly information at March 31, 2011

As mentioned in Note 1, in line with the new strategic direction of the Company, during the fourth quarter of 2011, the executives who assumed the management of the operations of Gafisa and its subsidiaries Tenda and AUSA, conducted an extensive review of the budgets of construction works while reviewing the short and long-term business plan of the Company, and estimated the costs necessary for their completion. In the review process, adjustments to budgets that should have been recorded in the quarter ended March 31, 2011 were identified and that were not identified through the internal controls operating at that quarter.

We highlight that the adjustments to costs that were identified are mainly from the operational problems in the performance of construction works by franchise partners and contractors, renegotiation of supplier’s contracts and project changes.

The Company’s management, in order to identify the effects retroactively, reviewed the costs of construction and brickwork stages; contracts for the replacement of contractors and franchise partners, additional costs of completed units delivered and earth moving.

The retrospective effects of adjustments to the budgets of costs for quarter ended March 31, 2011, as established in CPC 23 – Accounting practices, changes in accounting estimates and errors (equivalent to IAS 8), are as follows:

	Company		Consolidated
	As of March 31, 2011
	Equity	Income (loss) for the period	Equity	Income (loss) for the period

As originally reported	3,740,619	13,706	3,809,175	13,706
Decrease in net operating revenue	(81,292)	(21,178)	(246,179)	(77,911)
Decrease in equity pick-up and other expenses	(137,647)	(43,754)	(12)	(12)
Increase in deferred income tax and social contribution	10,455	7,934	37,476	20,705
Non-controlling interests	-	-	231	220
Restated	3,532,135	(43,292)	3,600,691	(43,292)

A free translation from Portuguese into English of individual and consolidated interim financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting practices --Continued

2.3. Restatement of the consolidated quarterly information at March 31, de 2011

In addition, for purposes of a better presentation and comparability of the quarterly information at March 31, 2012, the following reclassifications were made in the comparative quarterly information at March 31, 2011:

•        Reclassification of brokerage expenses, of deductions on revenues and services, to the account “selling expenses”.

	Company				Consolidated
	As originally reported	Adjustments	Reclassification	Restated	As originally reported	Adjustments	Reclassification	Restated

Net operating revenue	251,148	(21,178)	4,942	234,912	800,356	(77,910)	8,302	730,748
Operating costs	(212,127)	-	-	(212,127)	(615,588)	-	-	(615,588)
Gross profit	39,021	(21,178)	4,942	22,785	184,768	(77,910)	8,302	115,106
Operating income (expenses)
Selling expenses	(16,406)	-	(4,942)	(21,348)	(51,505)	-	(8,302)	(59,807)
Equity pick-up	57,692	(43,623)	-	14,069	-	-	-	-
Other operating expenses	(45,890)	(131)	-	(46,021)	(79,653)	(12)	-	(79,665)
Financial income	(17,785)	-	-	(17,785)	(30,998)	-	-	(30,998)
Tax expenses	(2,926)	7,934	-	5,008	(1,847)	20,705	-	18,858
Net income (loss) before non-controlling interests	13,706	(56,998)	-	(43,292)	20,765	(57,217)	-	(36,452)
( - ) Net income (loss) for the period attributable to non-controlling interests	-	-	-	-	(7,059)	219	-	(6,840)
Net income (loss) for the period	13,706	(56,998)	-	(43,292)	13,706	(56,998)	-	(43,292)
Basic net income (loss) per thousand shares – in Reais (company)	0.0318	(0.1318)	-	(0.1001)	-	-	-	-
Diluted net income (loss) per thousand shares – in Reais (company)	0.0317	(0.1318)	-	(0.1001)	-	-	-	-

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of interim financial information and summary of significant accounting practices --Continued

2.3. Restatement of the consolidated quarterly information at March 31, 2011

Statement of cash flows:

	Company			Consolidated
	As originally reported	Adjustments	Restated	As originally reported	Adjustments	Restated

Income (loss) before income and social contribution taxes	16,633	(64,933)	(48,300)	22,612	(77,922)	(55,311)
Expenses (income) not affecting cash and cash equivalents and short-term investments	(13,787)	43,623	29,836	90,852	-	90,852
Increase/decrease in assets and liabilities	(127,657)	123,836	(3,821)	(305,662)	89,418	(216,244)
Cash used in operating activities	(124,811)	102,526	(22,285)	(192,198)	11,495	(180,703)
Cash from (used in) investing activities	156,477	(100,385)	56,092	232,219	-	232,219
Cash from financing activities	(84,141)	(2,141)	(86,282)	(67,703)	(11,495)	(79,198)
Net increase (decrease) in cash and cash equivalents and short-term investments	(52,475)	-	(52,475)	(27,682)	-	(27,682)
Cash and cash equivalents
At the beginning of the period	66,092	-	66,092	256,382	-	256,382
At the end of the period	13,617	-	13,617	228,700	-	228,700
Net increase (decrease) in cash and cash equivalents and short term investments	(52,475)	-	(52,475)	(27,682)	-	(27,682)

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.   New pronouncement issued by the IASB

As mentioned in Note 3 to the financial statements for 2011, new pronouncements, amendments to existing pronouncements and new interpretations were published and are mandatory for the years beginning January 1, 2012 or later.

The Accounting Pronouncements Committee (CPC) has not issued the respective pronouncements and amendments related to this explanatory note of the new and revised IFRS. Because of CPC and CVM’s commitment to keeping the set of standards issued that were based on the updates made by the IASB updated, these pronouncements and amendments are expected to be issued by CPC and approved by CVM until the date of their mandatory application.

The Company and its subsidiaries did not make the early adoption of such amendments in their consolidated quarterly information at March 31, 2012, neither had the opportunity to assess the possible impact of the adoption of such amendments.

No new pronouncement was issued besides those disclosed in the financial statements for 2011.

4.   Cash and cash equivalents, short-term investments, restricted cash in guarantee to loans and restricted credit

4.1.    Cash and cash equivalents

	Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Cash and banks	8,791	31,116	227,907	86,628
Securities purchased under agreement to resell (a)	860	1,110	37,358	50,970

Total cash and cash equivalents	9,651	32,226	265,265	137,598

(a)    Securities purchased under agreement to resell are securities issued by Banks with the repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank and are registered with the CETIP.

As of March 31, 2012, the securities purchased under agreement to resell include interest earned from 70% to 101% of Interbank Deposit Certificates (CDI) (from 70% to 102% of CDI at December 31, 2011). Investments are made in first class financial institutions.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.   Cash and cash equivalents, short-term investments, restricted cash in guarantee to loans and restricted credit --Continued

4.2.    Short-term investments, restricted cash in guarantee to loans and restricted credit

	Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Investment funds	-	-	37	2,686
Bank deposit certificates (a)	4,327	6,187	336,503	466,753
Restricted cash in guarantee to loans (b)	69,754	56,139	81,259	59,497
Restricted credits (c)	25,958	17,837	253,275	306,268
Other (d)	10,799	10,799	10,799	10,858
Total short-term investments, restricted cash in guarantee to loans and restricted credit	110,838	90,962	681,873	846,062

(a)    As of March 31, 2012, Bank Deposit Certificates (CDBs) include interest earned varying from 90% to 105% (from 75% to 110% as of December 31, 2011) of Interbank Deposit Certificates (CDI). The CDBs in which the Company invests earn interest that is usually above 98% of CDI, however, the Company invests in short term (up to 20 working days) through securities purchased under agreement to resell which interest is lower (from 75% of CDI). On the other hand, this investment is exempt from the tax on financial transactions (IOF), which is not the case of CDBs.

(b)    Restricted cash in guarantee to loans are investments in fixed-income fund, whose shares are valued by investments only in federal government bonds, indexed to fixed or floating rates or price indexes, and made available when the ratio of restricted receivables in guarantee to debentures reach 120% of the debt balance (Note 12). R$42,486 of total refers to financial investments, with fixed interest at 101% of CDI, with grace period of 90 days, related to the assignment of receivables described in Note 5(v).

(c)    Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a government real estate finance aid, which are in process of approval at the Caixa Econômica Federal. These approvals are made to the extent the contracts signed with clients at the financial institutions are regularized, which the Company expects it to be released in up to 90 days.

(d)    Additional Construction Potential Certificates (CEPACs). In fiscal year 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPACs) in Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At March 31, 2012 and December 31, 2011, the CEPACs, recorded in the account “Other”, in the amount of R$10,799, have liquidity, the estimated fair value approximates cost, and shall not be used in ventures to be launched in the future. During 2011, the Company allocated a portion of CEPACs to new ventures. Such issue was registered with the CVM under the No. CVM/SER/TIC/2008/002, and according to CVM Rule No. 401/2003, CEPACs are put up for public auction having as intermediary the institutions that take part in the securities distribution system.

As of March 31, 2012 and December 31, 2011, the recognized amount related to open-end and exclusive investment funds is stated as available for sale at fair value, as contra-entry to income for the period or year.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services

	Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Real estate development and sales (i)	1,499,663	1,575,751	5,246,057	5,438,850
( - ) Allowance for doubtful accounts and cancelled contracts (i)	(7,700)	(5,585)	(428,220)	(514,654)
( - ) Adjustments to present value	(19,227)	(19,080)	(93,316)	(109,152)
Services and construction and other receivables	14,209	9,274	15,198	11,404

	1,486,945	1,560,360	4,739,719	4,826,448

Current	1,313,809	1,390,694	3,638,581	3,962,574
Non-current	173,136	169,666	1,101,138	863,874

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	03/31/2012	12/31/2011	03/31/2012	12/31/2011
2012	1,340,735	1,415,359	4,160,118	4,586,380
2013	99,218	72,893	631,023	545,882
2014	39,895	49,829	253,728	208,766
2015	10,478	11,130	66,640	27,429
2016 onwards	23,546	35,814	149,746	81,797
	1,513,872	1,585,025	5,261,255	5,450,254
( - ) Adjustment to present value	(19,227)	(19,080)	(93,316)	(109,152)
( - ) Allowance for doubtful account and cancelled contracts	(7,700)	(5,585)	(428,220)	(514,654)
	1,486,945	1,560,360	4,739,719	4,826,448

(i)       The balance of account receivable from units sold and not yet delivered is not fully reflected in quarterly information. Its recovery is limited to the portion of revenues accounted for net of the amounts already received.

Advances from customers (development and services), which exceed the revenues recorded in the period, at March 31, 2012, amount to R$29,493 (R$57,297 as of December 31, 2011) in the Company’s interim financial information and to R$141,554 (R$215,042 as of December 31, 2011) in the consolidated interim financial information, without effect of adjustment to present value, and are classified in “payables for purchase of land and advances from customers " (Note 17).

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services--Continued

Accounts receivable from completed units are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income under the account “Revenue from real estate development". The amounts recognized for the quarter ended March 31, 2012 and 2011 amounted to R$12,924 and R$6,520, respectively.

The balance of allowance for doubtful account and cancelled contracts, net of receivables and properties for sale, amounts to R$116,859 (consolidated) as of March 31, 2012 (R$119,824 as of December 31, 2011), is considered sufficient by Company management to cover the estimate of future losses on realization of the accounts receivable balance.

During the quarter ended March 31, 2012, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company
Allowance for doubtful account and cancelled contracts

Balance at December 31, 2011	(5,585)
Additions	(2,115)
Balance at March 31, 2012	(7,700)

	Consolidated
	Allowance for doubtful account and cancelled contracts
	March 31, 2012
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2011	(514,654)	394,830	(119,824)
Additions	(2,115)	-	(2,115)
Write-offs	88,549	(83,469)	5,080
Balance at March 31, 2012	(428,220)	311,631	(116,859)

The reversal of the adjustment to present value recognized in revenue from real estate development for the quarter ended March 31, 2012 amounted to R$(147) (Company) and R$15,836 (consolidated), respectively.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

Receivables from units not completed were measured at present value. The discount rate applied by the Company and its subsidiaries was at 3.89% for the quarter ended March 31, 2012 (4.18% as of December 31, 2011), net of Civil Construction National Index (INCC).

(ii)         On March 31, 2009, the Company entered into a Credit Rights Investment Funds (FIDC) transaction, which consists of assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$18,958 (present value). At March 31, 2012, it amounts to R$9,657 (Note 9). Senior and Subordinated shares receivable are indexed to IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its quarterly information. Accordingly, it discloses at March 31, 2012, receivables amounting to R$28,350 in the group of trade accounts receivable, and R$18,693 is reflected in “other payables” (Note 15), and the balance of subordinated shares held by the Company being eliminated in this consolidation process.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services--Continued

On March 12, 2012, the shareholders of Gafisa FIDC unanimously approved at a meeting held on that date, amendments to the fund rules, comprising the inclusion of a provision that allows for extraordinary amortization of subordinated shares; replacement of the rating agency; possibility of selling subordinated shares and changes to the amortization flow of shares to cash basis. At this same meeting, the extraordinary amortization was approved in the amount of R$10,000 on March 22, 2012.

(iii)     On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$89,102 for cash, at the transfer date, discounted to present value, of R$69,315, classified under the account “obligations with assignment of receivables”. At March 31, 2012, the balance of this transaction is R$19,514 (R$24,791 as of December 31, 2011) (Note 13).

(iv)    On June 27, 2011, the Company and its subsidiaries entered into a Contract for the Definitive Assignment of Real Estate Receivables (CCI). The purpose of said Assignment Contract is the definitive assignment by the assignor to the benefit of the assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 (R$185,210 – Gafisa’s interest) for cash, at the transfer date, discounted to present value, for R$171,694 (R$155,889 – Gafisa’s interest), recorded under the account “obligations with the assignment of receivables”. As of March 31, 2012, the balance of this transaction is R$43,020 in the Company’s interim financial information and R$159,113 in the consolidated interim financial information (Note 13).

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

(v)     On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said assignment agreement is the assignment by the assignor (“Company”) to the assignee of the select portfolio of residential real estate receivables performed or to be performed from Gafisa and its subsidiaries, comprising the financial flow of the portfolio (installments, charges and the portion related to the handover of keys). On September 29, 2011, the amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 (R$221,376 - Gafisa’s interest). The assignment amount will be settled by the Assignee by offsetting the SFH debt balance of the own bank and the remaining balance will be settled by issuance of Bank Deposit Certificate (CDB) in favor of the Company in the amount of R$42,486 (Note 4.2(b)). The financial investment - CDB – has grace period of 90 days before released, as mentioned in Note 4.2(a). As of March 31, 2012, the balance of this transaction amounts to R$116,487 in the Company’s interim financial information and R$125,277 in the consolidated interim financial information (Note 13).

(vi)    The Company and its subsidiaries entered into on December 22, 2011 a Contract for the Definitive Assignment of Real Estate Receivables (CCI). The subject of such assignment contract is the definitive assignment by the assignor to the assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72,384 for cash at the transfer date, discounted to present value, by R$60,097, classified as “abligations with assignment of receivables”. As of March 31, 2012, the balance of this transaction is R$37,638 in the Company’s interim financial information and R$60,523 in the consolidated interim financial information (Note 13).

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

For the items (ii) to (vi), Gafisa was engaged to perform, among other duties, the reconciliation of its receivables, the assignment’s underlying assets, and the collection of defaulting customers, among others, for consideration.

The total balance of the assignment of receivables, recorded in current and non current liabilities, as of March 31, 2012 is R$228,209 (R$296,909 as of December 31, 2011) in the Company’s interim financial information and R$416,447 (R$501,971 as of December 31, 2011) in the consolidated interim financial information (Note 13).

6.   Properties for sale

	Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Land	575,939	582,952	1,185,338	1,209,400
( - ) Provision for realization of land	(2,365)	(6,643)	(45,767)	(50,049)
( - ) Adjustment to present value	(2,732)	(3,633)	(6,341)	(8,183)
Property under construction	266,146	305,162	1,126,664	1,181,950
Real estate cost in the recognition of the provision for cancelled contracts - Note 5(i)	-	-	311,361	394,830
Completed units	31,257	32,609	196,701	119,342

	868,245	910,447	2,767,956	2,847,290

Current portion	641,132	504,489	2,088,930	2,049,084
Non-current portion	227,113	405,958	679,026	798,206

In the quarter ended March 31, 2012, the change in the provision for realization of land is summarized as follows:

	Company	Consolidated
	Provision for realization of land

Balance at December 31, 2011	(6,643)	(50,049)
Change	4,278	4,282
Balance at March 31, 2012	(2,365)	(45,767)

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.   Properties for sale --Continued

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units at acquisition date. At March 31, 2012, the net balance of land acquired through barter transactions amounts to R$25,215 (R$30,111 as of December 31, 2011) in the Company’s interim financial information and R$58,757 (R$83,506 as of December 31, 2011) in the consolidated interim financial information (Note 17).

As disclosed in Note 11, the capitalized financial charges at March 31, 2012 amounts to R$101,112 in the Company’s interim financial information and R$199,374 in the consolidated interim financial information.

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of payables for purchase of land without effect on results (Note 17). The total amount of the reversal of the adjustment to present value recognized in the costs of real estate development in the quarter ended March 31, 2012 amounts to R$(85) in the Company’s balance and R$(168) in the consolidated balance.

7.   Other accounts receivable and others

	Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Advances to suppliers	1,523	1,080	4,658	7,309
Recoverable taxes (IRRF, PIS, COFINS, among other)	28,472	35,588	107,252	85,057
Judicial deposit (Note 16)	93,970	85,702	119,321	108,436
Other	1	2	8,508	3,426

	123,966	122,372	239,739	204,228

Current portion	19,758	26,503	60,371	60,378
Non-current portion	104,208	95,869	179,368	143,850

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.   Land available for sale

The Company, in line with the new strategic direction implemented at the end of 2011, opted for selling lands not included in the business plan approved for 2012. Likewise, it devised a specific plan for the sale of such lands in 2012. The carrying amount of such land, adjusted to market value when applicable, after the test for impairment, is shown by company as follow:

	Consolidated
Company	Cost	Provision for impairment	Net balance

Gafisa	93,464	(27,495)	65,969
Tenda	41,730	(14,511)	27,219

	135,194	(42,006)	93,188

9.   Investments in subsidiaries

In January 2007, upon acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$170,941 recorded based on expected future profitability, which was partially amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting. Goodwill balance at March 31, 2012 and December 31, 2011, is R$152,856 (Note 10).

The Company has a 80% interest in AUSA and has a commitment to purchase the remaining 20% of AUSA's capital stock based on the fair value of AUSA in 2012, the purchase consideration for which cannot yet be calculated and shall be evaluated on the future acquisition dates, and paid in cash or shares, at the Company’s sole discretion.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa created a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds 70% of interest and Cipesa 30%. Gafisa made an R$50,000 cash contribution to Nova Cipesa and acquired the shares which Cipesa held in Nova Cipesa amounting to R$15,000, paid on October 26, 2008. The non-controlling shareholders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014. The maximum amount of this variable portion will be R$25,000, accordingly, the Company’s purchase consideration amounted to R$90,000. As a result of this transaction, goodwill amounting to R$40,687 was recorded based on expected future profitability (Note 10). As of December 31, 2011, the Company recorded a provision for the non-realization of this asset in the amount of R$10,430, considering that the goodwill, net of this provision, amounts to R$30,257 as of March 31, 2012 (Note 10).

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

(i)        Ownership interest

(a)      Information on subsidiaries and jointly-controlled investees

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	03/31/2012	12/31/2011	03/31/2012	03/31/2012	03/31/2012	12/31/2011	3/31/2012	3/31/2011	03/31/2012	12/31/2011	3/31/2012	3/31/2011

Construtora Tenda S.A.	100	100	3,542,353	2,043,692	2,052,521	2,083,237	(30,730)	(26,185)	2,052,521	2,083,237	(30,730)	(26,185)
Alphaville Urbanismo S.A.	60	60	968,968	615,329	353,639	326,272	27,033	33,698	212,183	195,763	16,420	20,054
Shertis Emp. Part. S.A.	100	100	82,502	16,852	70,650	65,177	5,473	6,794	70,650	65,177	5,473	6,794
Gafisa SPE 89 Emp. Im. Ltda.	100	100	237,656	177,932	60,886	59,463	1,423	507	60,886	59,463	1,423	507
Cipesa Empreendimentos Imobiliários S.A.	100	100	94,608	46,614	59,637	58,331	344	23,143	59,637	58,331	344	23,143
Gafisa SPE 48 S.A. (d)	80	80	67,506	10,522	57,898	54,502	3,178	-	46,318	43,741	2,542	-
Gafisa SPE 51 Emp. Im. Ltda. (d)	100	100	98,984	63,215	36,338	37,801	(2,028)	-	36,338	37,801	(2,028)	-
Gafisa SPE 41 Emp. Im. Ltda.	100	100	56,896	25,036	31,860	32,505	(645)	202	31,860	32,505	(645)	202
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	127,409	63,735	63,674	63,674	-	9,039	31,837	31,837	-	3,766
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	88,490	58,260	60,633	44,683	749	56	30,317	29,942	375	56
Verdes Praças Inc. Im. SPE Ltda.	100	100	31,758	4,351	27,407	26,875	532	5,888	27,407	26,875	532	2,944
Gafisa SPE 50 Emp. Im. Ltda.	100	100	45,363	35,417	26,136	25,654	411	(1,652)	26,136	25,654	411	(1,652)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	37,587	12,658	31,399	30,079	(13)	(131)	25,119	25,091	(10)	(105)
Gafisa SPE 30 Emp. Im. Ltda.	100	100	37,536	18,906	18,630	18,599	31	50	18,630	18,599	31	50
Gafisa SPE 85 Emp. Im. Ltda.	80	80	89,331	70,450	22,935	21,922	203	407	18,348	18,186	162	326
Gafisa SPE 116 Emp. Im. Ltda.	50	100	62,264	62,369	62,260	17,968	(75)	(31)	31,130	17,983	(38)	(15)
FIT 13 SPE Emp. Imob. Ltda.	50	50	89,292	46,018	43,962	35,123	12,986	1,239	21,981	17,733	6,493	619
Gafisa FIDC (Note 5 (ii))	100	100	28,350	18,693	9,657	-	9,657	-	9,657	17,466	10	-
Gafisa SPE 32 Emp. Im. Ltda.	100	100	40,027	32,278	16,808	16,522	127	(1,382)	16,808	16,522	127	(1,382)
Gafisa SPE 72 Emp. Im. Ltda.	100	100	80,908	69,240	16,760	14,892	758	3,577	16,760	14,892	758	3,577
Aram SPE Emp. Imob. Ltda	80	80	34,559	20,223	18,158	17,040	1,442	-	14,527	14,241	284	-
Costa Maggiore Emp. Im. Ltda.	50	50	29,568	16,337	24,598	18,915	-	975	12,299	12,299	-	404
Dubai Residencial Emp Im. Ltda.	50	50	48,686	28,325	23,798	23,815	493	3,469	11,899	11,908	247	2,353
Gafisa SPE 71 Emp. Im. Ltda.	80	80	46,047	38,087	17,212	12,863	1,333	(972)	13,770	11,537	1,066	(777)
Gafisa SPE 110 Emp. Im. Ltda.	100	100	36,631	24,550	12,081	11,470	611	(488)	12,081	11,470	611	(488)
Grand Park - Parque das Arvores Emp. Im. Ltda.	50	50	83,028	59,854	23,174	22,649	(5,019)	4,450	11,587	11,324	(2,510)	2,870
SPE Pq Ecoville Emp Im S.A.	50	50	72,690	63,072	25,777	13,752	3,946	3,511	12,889	10,916	1,973	1,755
Gafisa SPE 46 Emp. Im. Ltda.	60	60	21,706	17,942	16,282	11,492	263	328	9,769	10,092	158	197
Gafisa SPE 38 Emp. Im. Ltda.	100	100	22,169	12,740	9,429	9,424	5	45	9,429	9,424	5	45
Gafisa SPE 42 Emp. Im. Ltda.	100	100	28,491	19,025	9,466	9,344	121	(1,866)	9,466	9,344	121	(1,866)

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information --Continued

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investment in subsidiaries --Continued

(i)        Ownership interest --Continued

(a)      Information on subsidiaries and jointly-controlled investees --Continued

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	3/31/2012	12/31/2011	3/31/2012	3/31/2012	3/31/2012	12/31/2011	3/31/2012	3/31/2011	3/31/2012	12/31/2011	3/31/2012	3/31/2011

Apoena SPE Emp Im S.A.	80	80	15,983	6,268	10,365	11,128	707	(1,491)	8,292	9,326	565	(745)
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	23,125	34,941	18,224	3,458	(216)	(362)	9,112	9,259	(108)	(181)
Gafisa SPE 70 Emp. Im. Ltda.	55	55	17,099	3,326	17,088	15,425	(24)	(12)	9,399	9,216	(13)	(7)
Gafisa SPE 73 Emp. Im. Ltda.	80	80	12,735	8,983	10,950	9,953	(849)	(665)	8,760	9,033	(679)	(532)
Gafisa SPE 36 Emp. Im. Ltda.	100	100	55,456	46,022	9,434	8,919	514	534	9,434	8,919	514	534
Parque do Morumbi Incorporadora Ltda.	80	80	30,811	16,310	16,156	9,371	3,410	(73)	12,925	7,761	5,164	(176)
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	84,269	68,712	29,237	14,785	1,265	(56)	14,619	7,639	632	(644)
Jardim I Plan., Prom.Vd Ltda.	100	100	21,222	14,101	7,121	7,425	(303)	(1,818)	7,121	7,425	(303)	(1,818)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	37,859	27,988	12,565	9,009	1,447	(218)	10,052	7,324	1,157	(175)
Gafisa SPE 53 Emp. Im. Ltda.	100	100	23,944	19,022	7,508	6,778	149	(446)	7,508	6,778	149	(446)
Gafisa SPE 22 Emp. Im. Ltda.	100	100	7,298	640	6,658	6,661	(3)	(240)	6,658	6,661	(3)	(240)
Patamares 1 Emp. Imob. Ltda	50	50	48,866	32,797	16,069	12,750	3,320	115	8,035	6,375	1,660	111
O Bosque Empr. Imob. Ltda.	60	60	9,758	349	9,575	9,679	(65)	(7)	5,745	5,847	(39)	(706)
Gafisa SPE 35 Emp. Im. Ltda.	100	100	17,940	12,254	5,686	5,240	446	70	5,686	5,240	446	70
Gafisa SPE 39 Emp. Im. Ltda.	100	100	17,239	12,070	5,169	5,149	20	298	5,169	5,149	20	298
Grand Park - Parque das Aguas Emp Im Ltda.	50	50	40,427	36,666	3,761	8,139	(4,377)	1,249	1,881	4,070	(2,189)	431
Gafisa SPE 37 Emp. Im. Ltda.	100	100	14,457	10,310	4,147	4,046	101	(55)	4,147	4,046	101	(55)
Gafisa SPE 118 Emp. Im. Ltda.	100	100	3,384	3	3,381	3,381	-	-	3,381	3,381	-	-
Gafisa SPE 113 Emp. Im. Ltda.	60	100	12,099	7,229	4,870	5,578	(708)	-	2,922	3,347	(425)	-
OCPC01 adjustment – capitalized interest (e)	-	-	-	-	-	-	-		24,090	25,035	5,604	-
Other	-	-	1,358,834	991,711	297,820	51,451	(6,862)	322,026	37,988	29,211	1,543	(13,679)
Subtotal			8,184,168	5,141,424	3,799,449	3,392,368	30,581	383,520	3,165,149	3,134,293	17,401	19,232

Other investments (a)									302,511	298,927	-	-
Goodwill on acquisition of subsidiaries (b)									183,113	183,113	-	-
Total investments									3,650,773	3,616,333	17,401	19,232

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investment in subsidiaries --Continued

(i)        Ownership interest --Continued

(a)      Information on subsidiaries and jointly-controlled investees --Continued

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments (provision for capital deficiency)		Equity pick-up
Direct investees	3/31/2012	12/31/2011	3/31/2012	3/31/2012	3/31/2012	12/31/2011	3/31/2012	3/31/2011	3/31/2012	12/31/2011	3/31/2012	3/31/2011
Provision for capital deficiency (c):
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	173,215	197,037	(23,822)	(22,371)	(1,450)	(2,539)	(11,911)	(11,186)	(725)	(1,965)
Gafisa SPE 123 Emp. Im. Ltda.	100	100	18,128	22,038	(3,910)	(2,571)	(1,338)	-	(3,910)	(2,571)	(1,338)	-
Gafisa SPE 121 Emp. Im. Ltda.	100	100	452	3,285	(2,833)	(1,605)	(1,229)	-	(2,833)	(1,605)	(1,229)	-
Gafisa SPE 83 Emp. Im. Ltda.	100	100	2,220	3,537	(1,317)	(1,110)	(206)	(46)	(1,317)	(1,110)	(206)	(46)
Península SPE1 S.A.	50	50	8,131	10,419	(2,157)	(2,244)	22	(311)	(1,079)	(1,090)	11	(155)
Other	-	-	145,673	161,919	(4,437)	(2,637)	(1,353)	(4,431)	(3,561)	(1,924)	(1,456)	(2,997)
Total reserve for capital deficiency			347,819	398,235	(38,476)	(32,538)	(5,554)	(7,327)	(24,611)	(19,486)	(4,943)	(5,163)

Total equity pick-up											12,458	14,069

(a)     As a result of the establishment in January 2008 of a unincorporated partnership (SCP), the Company holds interests in such company that as of March 31, 2012 amounts to R$302,875 (December 31, 2011 - R$298,927) - Note 14.

(b)     See composition in Note 10.

(c)     Provision for capital deficiency is recorded in account “Other payables” (Note 15).

(d)     In the year ended December 31, 2011, a transfer of units from this SCP to this Company  was made for the respective carrying value per share.

(e)     Charges not appropriated to the income of subsidiaries, as required by paragraph 6 of OCPC01.

(b)      Change in investments

Equity balance at December 31, 2011	3,616,333
Equity pick-up	12,458
Capital contribution	4,478
Advance for future capital increase	27,281
Dividends receivable	(4,525)
Other investments	2,557
FIDC - Note 5 (ii)	(7,809)

Balance at March 31, 2012	3,650,773

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10. Intangible assets

The intangible assets breakdown is as follows:

	Company
	12/31/2011			3/31/2012
	Balance	Addition	Write-down	Balance
Software – Cost	43,237	1,890	(37)	45,089
Software – Amortization	(21,850)	(1,527)	-	(23,376)
Organization expenditures	9,582	1,030	(1,633)	8,979
	30,969	1,393	(1,670)	30,692

	Consolidated
	12/31/2011			3/31/2012
	Balance	Addition	Write-down	Balance
Goodwill
AUSA (Note 9)	152,856	-	-	152,856
Cipesa (Note 9)	30,257	-	-	30,257

	183,113	-	-	183,113
Other intangible assets
Software – Cost	60,490	4,383	(45)	64,828
Software – Amortization	(27,839)	(2,463)	5	(30,297)
Organization expenditures	13,720	207	(849)	13,078
	46,371	2,127	(889)	47,609

	229,484	2,127	(889)	230,722

Other intangible assets refer to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years (20% per year).

Goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits. These amounts are annually tested for impairment.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

11. Loans and financing

			Company		Consolidated
Type of operation	Maturity	Annual interest rate	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Certificate of Bank Credit – CCB (i)	August 2013 to June 2017	1.30 % to 2.20% + CDI	744,988	775,389	899,987	937,019
Promissory notes (ii)	December 2012	125% to 126% do CDI	235,628	231,068	235,628	231,068
National Housing System (i)	April 2012 to August 2015	TR + 8.30 % to 12.68%	184,967	156,911	817,457	684,642
Assumption of debt in connection with inclusion of subsidiaries ‘debt and other	April 2013	TR + 12%	2,639	3,125	2,639	3,881
			1,168,222	1,166,493	1,955,711	1,856,610

Current portion			478,077	721,788	866,539	1,135,543
Non-current portion			690,145	444,705	1,089,172	721,067

(i)     Funding for developments – National Housing System (SFH) and for working capital and CCB correspond to credit lines from financial institutions using the funding necessary to the development of the Company's ventures and subsidiaries.

On June 27, 2011, eight Certificates of Bank Credit (CCBs) were issued by the Company, totaling R$65,000. CCBs are guaranteed by 30,485,608 issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A.

In AUSA, eight CCBs were issued, totaling R$55,000. CCBs are guaranteed by 500,000 units issued by Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A.

Funds from the mentioned CCBs were allocated to develop residential projects. The CCBs contain restrictive covenants related mainly to the leverage and ratios of the Company mentioned on note 12. These covenants were complied with on March 31, 2012.

(ii)    On December 5, 2011, the public distribution with restrict efforts of the 2nd issuance of commercial promissory notes was approved in two series, the 1st in the amount of R$150,000 and the 2nd in the amount of R$80,000, totaling R$230,068. As of March 31, 2012, the issuance balance is R$235,628. The issuance count on covenants mainly related to the fulfillment of leverage and ratios of the Company mentioned on note 12. these covenants were complied with on March 31, 2012.

Rates

•     CDI - Interbank Deposit Certificate;

•     TR - Referential Rate.

The current and non-current installments fall due as follows, considering the loans and financing reclassified into current as of December 31, 2011 by default. In March 2012, the Company renegotiated the restrictive covenants and is in compliance with the new covenants arising from the renegotiation. The non-current installments, which had been reclassified into current as of December 31, 2011, are reclassified into non-current as of March 31, de 2012, according to their maturity on the follow years ending:

	Company		Consolidated
Maturity	3/31/2012	12/31/2011	3/31/2012	12/31/2011
2012	430,602	721,788	803,312	1,135,543
2013	214,927	49,208	461,648	215,263
2014	285,926	163,174	388,034	222,693
2015	130,470	126,982	169,846	152,006
2016 onwards	106,297	105,341	132,871	131,105
	1,168,222	1,166,493	1,955,711	1,856,610

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

11. Loans and financing --Continued

As of March 31, 2012, the Company and its subsidiaries have credit lines approved and not used for 45 ventures amounting to R$314,656 (Company – not reviewed) and R$1,766,106 (consolidated – not reviewed).

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of receivables, and the inflow of contracts already signed on future delivery of units amounting to R$2,860,770 as of March 31, 2012 (R$3,806,586 as of December 31, 2011).

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not comply with such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants at March 31, 2012 and December 31, 2011 are disclosed in Note 12.

Financial expenses of loans, financing and debentures (Note 12) are capitalized at cost of each venture, according to the use of funds, and appropriated to income based on the criterion adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization was 11.41% at March 31, 2012 (11.61% as of December 31, 2011).

	Company		Consolidated
	3/31/2012	3/31/2011	3/31/2012	3/31/2011

Total financial expenses for the period	59,180	47,189	82,654	97,116
Capitalized financial charges	(13,547)	(18,263)	(20,790)	(41,454)

Financial expenses (Note 24)	45,633	28,926	61,864	55,662

Financial charges included in “Properties for sale”

Opening balance (Note 6)	108,450	116,287	221,814	146,541
Capitalized financial charges	13,547	18,263	20,790	41,454
Charges appropriated to income	(20,885)	(25,402)	(42,870)	(37,181)

Closing balance (Note 6)	101,112	109,148	199,734	150,814

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	3/31/2012	12/31/2011	3/31/2012	12/31/2011

Third program / first placement - Fifth placement (i)	250,000	107.20% of CDI	June 2013	260,272	253,592	260,272	253.592
Sixth placement (ii)	100,000	CDI + 1.50%	June 2014	128,454	124,851	128,454	124.851
Seventh placement (iii)	600,000	TR + 10.20%	December 2014	617,579	601,234	617,579	601.234
Eighth placement /first placement (v)	288,427	CDI + 1.95%	October 2015	302,575	293,819	302,575	293.819
Eighth placement /second placement (v)	11,573	IPCA + 7.96%	October 2016	13,119	12,680	13,119	12.680
First placement (Tenda) (iv)	600,000	TR + 8.22%	April 2014	-	-	626,646	613.024
				1,321,999	1,286,176	1,948,645	1.899.200

Current portion				171,716	1,286,176	348,577	1.899.200
Non-Current portion				1.150.283	-	1,600,068	-

Current and non-current installments fall due as follows, considering the balances reclassified into current as of December 31, 2011 by default. In March 2012, the Company renegotiated the restrictive covenants and is in compliance with the new covenants arising from the renegotiation. The non-current installments, which had been reclassified into current as of December 31, 2011, are reclassified into non-current as of March 31, de 2012, according to their maturity as follows:

	Company		Consolidated
Maturity	3/31/2012	12/31/2011	3/31/2012	12/31/2011
2012	172,339	1,286,176	349,250	1,899,200
2013	422,486	-	722,301	-
2014	571,267	-	721,187	-
2015	149,355	-	149,355	-
2016 onwards	6,552	-	6,552	-
	1,321,999	1,286,176	1,948,645	1,899,200

(i)     On May 16, 2008, the Company obtained approval for its 3rd Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the 3rd Debenture Placement Program, the Company placed a series of 25,000 debentures in the total amount of R$250,000.

(ii)    On August 12, 2009, the Company obtained approval for its 6th Placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$10,000, totaling R$250,000. In May 2010, the Company amended this indenture, changing the maturity from four to ten months. In October 2010, the Company carried out the early redemption of the first series of this placement in the amount of R$150,000.

(iii)   On November 16, 2009, the Company obtained approval for its 7th Placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$600,000, maturing in five years.

(iv)   On April 14, 2009, the subsidiary Tenda obtained approval for its 1st Debenture Placement Program, which allowed it to place up to R$600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement shall be exclusively used in the finance of real estate ventures focused only in the popular segment.

(v)    On September 17, 2010, the Company obtained approval for its 8th Placement of nonconvertible simple debentures, in the amount of R$300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these.

As mentioned in Note 4.2, the balance of restricted cash in guarantee to loans in investment funds in the amount of R$334,534 at March 31, 2012 (R$365,765 as of December 31, 2011) is pledged to cover the ratio of restrictive debenture covenants.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures--Continued

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at March 31, 2012 and December 31, 2011 are as follows:

	03/31/2012	12/31/2011
Fifth placement (b)
Total debt less SFH debt, less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	n/a	78.79%
Total account receivable plus inventory of finished units required to be equal to or 2.2 times over debt	2.39 times	n/a
Total account receivable plus inventory of finished units required to be equal to or 2.2 times over net debt	n/a	3.48 times
Total debt less venture debt (3) less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	34.1%	32.94%

Seventh placement (a)
The quotient of the division of EBIT(2) by the net financial expense shall be lower than 1.3, EBIT being positive at all times	n/a	3.25 times
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	13.4 times	14.27 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling shareholders	32.8%	31.8%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.75 times	1.74 times

Eighth placement - first and second series, second issuance of Promissory Notes, first and second series
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	10.4 times	14,27 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling shareholders	32.8%	31.8%

First placement – Tenda (a)
The EBIT (2) shall be 1.3 times over the net financial expense or equal to or lower than zero and EBIT higher than zero	n/a	39.35 times
The debt ratio, calculated as total account receivable plus inventory, divided by net debt less venture debt with general guarantee, must be > 2 or < 0, where TR (4) + TE (5) is always > 0	-6.7	-6.5
The Maximum Leverage Ratio, calculated as total debt less general guarantees divided by equity, must not exceed 50% of equity.	-36.92%	-40.83%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 over the net debt plus payable for purchase of properties plus unappropriated cost	2.55 times	2.57 times

(1) Cash and cash equivalents and short-term investments refer to cash and cash equivalents, short-term investments, restricted cash in guarantee to loans, and restricted credits.

(2) EBIT refers to earnings less selling, general and administrative expenses plus other net operating income.(3)   Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4) Total receivables.

(5) Total inventory.

n/a These ratios were replaced, as mentioned in Notes (a) and (b) below.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures--Continued

As of December 31, 2011, the Company exceeded what has been established for in the restrictive covenants of the First Placement of Tenda and the Seventh Placement of Gafisa given the EBIT was lower than zero, and of the Fifth Placement of Gafisa because the ratio was higher than 75% of equity.

(a)      On March 13, 2012, at the Debenture holders’ Meeting, the following resolutions were approved for the First Placement of Tenda and the Seventh Placement of Gafisa:

1.        Approval of a new definition of the Coverage Ratio of the Debt Service, thus amending the wording of line (n) of item 6.2.1 of the Indenture as follows:

6.2.1.

(...)

(n) the non-compliance with the Coverage Ratio of the Debt Service, calculated according to the formula below, and determined based on the audited or reviewed consolidated financial statements of the Issuer for each quarter until (and including) the quarter ended March 31, 2014:

Total Receivables + Unappropriated Income + Total Inventory > 1.5

Net Debt + Properties Payable + Unappropriated Cost

2.        Approval of the fixed percentage, as provided for in Covenant 4.4.5 of the Indenture, from 130% to 145% (First Placement of Tenda) and 125% (Seventh Placement of Gafisa).

3.        As condition to the approval of the above items, for the First Placement of Tenda, the Company shall present the approval of the personal guarantee by the Board of Directors of Gafisa, attested by the presentation of the minutes of the Board of Directors Meeting duly registered and published in the appropriated authorities, where the Parties shall amend the Indenture.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Debentures--Continued

(b)      On March 28, 2012, the Debenture Holders’ Meeting approved the following resolutions on the Fifth Placement of Gafisa:

I.      Amend the formula provided in line “m” of item 4.12.1 of the Covenant Four of the Indenture, which will have a new wording, as mentioned below, so that the calculation of the financial ratios provided for in the Indenture for the first quarter of 2012 are made by adopting the new methodology “m), by the Issuer, while there are Debentures outstanding, with the following financial ratios and limits (“Financial Ratios and Limits”):

1.        {Total Debt – (Venture Debts + Cash and Cash Equivalents + Short term investments)} ≤ 75% ;

                                   Equity

2.        {Total Receivables + inventory of Finished Properties } ≥ 2.2 or < 0 ;

                       Total Debt

A.    For the purposes of the provisions of line (m) above:

(...)

(c)   “Venture Debt” – the sum of all contracts for purpose of funding the construction and which funds provided by the National Housing System (SFH) or the Severance Indemnity Fund for Employees (FGTS). Accordingly: Venture Debt = SFH Debt + FGTS Debt”.

II.     Amend the interest of Debenture provided for in item 4.9.1 of the Covenant Four of the Indenture to 120% of CDI, so that the new wording of this item is as follows, and the new interest shall be effective from March 30, 2012, according to the DI released by the CETIP:

“4.9.1. Debentures will entitle to the payment of interest equivalent to the accumulation of 120% (one hundred and twenty per cent) of the daily average rates of one-day Interbank Deposits (DI), Extra Group, expressed as a percentage per year, based on 252 (two hundred fifty two) working days, calculated and released by CETIP.”

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Obligations with assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Notes 5(ii) to 5(vi) are as follows:

	Company		Consolidated
	3/31/2012	12/31/2011	3/31/2012	12/31/2011

Assignment of receivables:
CCI obligation Jun/09 - Note 5(iii)	-	-	19,514	24,791
CCI obligation Jun/11 - Note 5(iv)	43,020	46,283	159,113	169,793
CCI obligation Sep/11 - Note 5(v)	116,487	171,210	125,277	188,191
CCI obligation Dec/11 - Note 5(vi)	37,638	47,505	60,523	72,384
Other	31,064	31,911	52,020	46,812
	228,209	296,909	416,447	501,971

Current portion	31,626	32,567	70,696	70,745
Non-current potion	196,583	264,342	345,751	431,226

These transactions have right of recourse and, accordingly, are classified into a separate account in current and non-current liabilities.

14. Payables to venture partners

	Company		Consolidated
	3/31/2012	12/31/2011	3/31/2012	12/31/2011

Payable to venture partners (a)	200,000	300,000	292,307	401,931
Usufruct of shares (b)	43,510	39,963	71,967	71,255

	243,510	339,963	364,274	473,186

Current portion	113,789	139,907	160,981	219,796
Non-current portion	129,721	200,056	203,293	253,390

(a)     In relation to the individual financial statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies, as mentioned in Note 9 (i) (a). As of March 31, 2012, the SCP received contributions of R$213,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 200,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, due to the prudence and considering that the decision to invest or not is made jointly by all members, thus independent from Company management decision, as of March 31, 2012, payables to venture partners were recognized in the amount of R$200,000, maturing on January 31, 2014. The venture partners receive an annual declared dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate; as of March 31, 2012, the amount accrued totaled R$3,275. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At a meeting of the venture partners held on February 2, 2012, they decided to reduce the SCP capital by 100,000,000 Class B units and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such units. As of March 31, 2012, the SCP and the Company is in compliance with these clauses.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14. Payables to venture partners --Continued

On the consolidated financial statements, in April 2010, the subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective is the holding of interest in other companies, which shall have as main objective the development and carrying out of real estate ventures. As of March 31, 2012, this entity subscribed capital and paid-in capital reserve amounting to R$161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, due to prudence and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, as of March 31, 2012, payables to investors/venture partners are recognized at R$ 80,000, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a. As of March 31, 2012, the balance accrued amounts to R$9,032. The Company’s articles of incorporation sets out that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. As of March 31, 2012, the Company is in compliance with the above-described clauses.

Dividends are reclassified as financial expenses in the financial statements.

(b)   As part of the funding through issuance of Certificates of Bank Credit– CCB, described in Note 11, the Company and subsidiary AUSA entered into a paid usufructuary agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for a period of six years, having raised R$45,000 and R$35,000, respectively, recorded based on the effective interest method of amortization in the statement of operations.

15. Other obligation

	Company		Consolidated
	3/31/2012	12/31/2011	3/31/2012	12/31/2011

Acquisition of interests	2,286	2,286	19,816	20,560
Provision for penalties for delay in construction works	20,875	12,675	62,397	51,211
Cancelled contract payable	532	3,662	68,473	88,279
FIDC payable (a)	-	-	18,693	2,950
Warranty provision	25,633	25,009	54,730	53,715
Deferred PIS and COFINS	-	-	25,483	26,341
Taxes payable (PIS and COFINS)	5,965	29,596	96,676	110,733
Provision for net capital deficiency (Note 9)	24,611	19,486	-	-
Other liabilities	22,906	42,548	80,295	63,282

	102,808	135,262	426,563	417,071

Current portion	88,691	98,773	237,699	274,214
Non-current portion	14,117	36,489	188,864	142,857

(a)     Refers to the assignment of receivables - Note 5(ii).

16. Provisions for legal claims

The Company and its subsidiaries are parties to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover expected losses.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims --Continued

In the quarter ended March 31, 2012, the changes in the provision are summarized as follows:

Company	Civil claims (i)	Tax claims (ii)	Labor claims (iii)	Total
Balance at December 31, 2011	91,735	1,894	14,968	108,597
Additional provision	1,318	(101)	2,539	3,756
Payment and reversal of provision not used	(497)	-	(3,189)	(3,686)
Balance at March 31, 2012	92,556	1,793	14,318	108,667

Current portion	34,911	-	-	34,911
Non-current portion	57,645	1,793	14,318	73,756

Consolidated	Civil claims (i)	Tax claims (ii)	Labor claims (iii)	Total
Balance at December 31, 2011	114,177	15,852	39,760	169,789
Additional provision	2,561	-	6,403	8,964
Payment and reversal of provision not used	(4,277)	(201)	(5,055)	(9,533)
Balance at March 31, 2012	112,461	15,651	41,108	169,220

Current portion	34,911	-	-	34,911
Non-current portion	77,550	15,651	41,108	134,309

(a)      Civil, tax and labor claims

(i)       As of March 31, 2012, the provisions related to civil claims include R$73,755 related to lawsuits in which the Company is included as successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$6,576, are backed by guarantee insurance; in addition, there are judicial deposits amounting to R$59,677, in connection with the restriction of the usage of the Gafisa’s bank account; and there is the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims --Continued

(a)      Civil, tax and labor claims --Continued

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(ii)      Subsidiary AUSA is a party to legal and administrative claims related to Excise Tax (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) Probable in regard to the principal and interest, and (ii) Remote in regard to the fine for noncompliance with accessory liabilities. The contingency amount, rated by legal counsel as a probable loss, amounts to R$11,959 and is provisioned at March 31, 2012.

(iii)     As of March 31, 2012, the Company was a party to labor lawsuits, which had the most varied characteristics and at various court levels and is awaiting judgment. These claims corresponded to a total maximum risk of R$119,929. Based on the opinion of the Company’s legal counsel and the expected favorable outcome, as well as on the negotiation that shall be made, the provisioned amount is considered sufficient by management to cover expected losses.

As of March 31, 2012, the Company and its subsidiaries have judicially deposited the amount of R$93,970 (R$85,702 as of December 31, 2011) in the Company’s interim financial information, and R$119,321 (R$108,436 as of December 31, 2011) in the consolidated interim financial information (Note 7) in connection with the aforementioned legal claims.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims --Continued

(a)      Civil, tax and labor claims --Continued

(iv)     Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures construction work. Before acquiring a piece of land, the Company assesses all necessary and applicable environmental issues,  including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and penalties.

(v)     Lawsuits in which likelihood of loss is rated as possible

In addition, as of March 31, 2012, the Company and its subsidiaries are parties to other lawsuits and civil, labor and tax contingencies. According to the opinion of the legal counsel, the likelihood of loss is rated as possible, in the amount of R$547,861 (R$489,549 as of December 31, 2011), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses.

			Consolidated
Civil claims	Tax claims	Labor claims	Total
405,656	53,066	89,139	547,861

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims --Continued

(b)      Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guaranteeing the installments of the financing to clients over the construction period.

The Company is also committed to completing units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As described in Note 4, at March 31, 2012, the Company and its subsidiaries have resources approved and recorded as financial investments guaranteed which will be released as ventures progress in the total amount of R$69,754, in the Company’s interim financial information, and R$81,259, in the consolidated interim financial information, to meet these commitments.

(c)      Commitments

In addition to the commitments mentioned in Notes 6, 11 and 12, the Company has the following other commitments:

(i)       The Company has contracts for the rental of 28 real estates where its facilities are located, the monthly cost amounting to R$1,123 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

(ii)      As of March 31,2012, the Company, through its subsidiaries, has long-term obligations in the amount of R$19,510 (R$24,858 as of December 31, 2011), related to the supply of the raw material used in the development of its real estate ventures.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Obligations for purchase of properties and advances from customers

	Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Obligations for purchase of properties	147,917	203,284	427,573	493,176
Adjustment to present value	(3,447)	(4,433)	(2,024)	(4,034)
Advances from customers
Development and sales - (Note 5(i))	29,493	57,297	141,554	215,042
Barter transaction - Land (Note 6)	25,215	30,111	58,757	83,506

	199,178	286,259	625,860	787,690

Current portion	148,443	232,792	498,193	610,555
Non-current portion	50,735	53,467	127,667	177,135

18. Equity

18.1.  Capital

As of March 31, 2012 and December 31, 2011, the Company's authorized and paid-in capital amounts to R$2,734,157, represented by 432,699,559 registered common shares without par value, of which 599,486 were held in treasury.

In the quarter ended March 31, 2012, there was no change in common shares held in treasury.

Treasury shares - 12/31/2011
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,578	1,731

(*)   Market value calculated based on the closing share price at March 31, 2012 of R$4.30, not considering volatilities.

The Company holds shares in treasury in order to guarantee the performance of claims (Note 16).

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.1.  Capital --Continued

The change in the number of outstanding shares is as follows:

Common shares - In thousands
December 31, 2011	432,099
Treasury shares	600
Authorized shares at December 31, 2011	432,699

Authorized shares at March 31, 2012	432,699

Weighted average shares outstanding	432,099

18.2.  Allocation of income for the year

According to the Company’s by-laws, net income for the year is allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

18.3.  Stock option plan

Expenses for granting stocks recorded under the account “general and administrative expenses” (Note 23) in the quarter ended March 31, 2012 and 2011 are as follows:

	03/31/2012	03/31/2011

Gafisa	6,034	2,536
Tenda	145	553
	6,179	3,089

Alphaville	334	274
	6,513	3,363

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.  Stock option plan--Continued

(i)    Gafisa

The Company’s Management uses the Binomial and Monte Carlo models for pricing the options granted because of its understanding that these models are capable of including and calculating with a wider range the variables and assumptions comprising the plans of the Company.

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among others: (i) Define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) Select the employees that will be entitled to participate, and (iii) Establish the purchase prices of the shares to be exercised under the plans.

The Company and its subsidiaries record the amounts received from employees in an account of advances in liabilities. No advances were received in the quarter ended March 31, 2012 and in the year ended December 31, 2011.

As of March 31, 2012 and December 31, 2011, the changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	3/31/2012		12/31/2011
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	16,634,974	8.94	8,787,331	11.97
Options granted	-	-	12,855,000	10.60
Options exercised (i)	-	-	(1,184,184)	12.29
Options expired	-	-	(36,110)	8.12
Options forfeited	(2,124,872)	7.94	(3,787,063)	13.88

Options outstanding at the end of the period	14,510,102	7.36	16,634,974	8.94

Options exercisable at the end of the year	1,446,103	9.90	1,991,712	9.81

(i)      In the year ended December 31, 2011, the amount received through exercised options was R$4,959. In the period ended March 31, 2012, no amount was received for the exercise of options.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.  Stock option plan--Continued

(i)    Gafisa--Continued

The analysis of prices as of March 31, 2012 and December 31,2011, is as follows:

	Reais
	2012	2011

Exercise price per option at the end of the period/year	4.57-22.79	4.57-22.79

Weighted average exercise price at the option grant date	9.03	9.03

Weighted average market price per share at the grant date	10.03	10.03

Market price per share at the end of the period/year	4.3	4.12

The options granted will provide to their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The dilution percentage at March 31, 2012 was 0.51% corresponding to a loss of R$(0.0728).

In the quarter ended March 31, 2012, the Company recognized the amounts of R$6,034 (Company) and R$6,513 (consolidated) (Note 23), as operating expenses. The amounts recognized in the Company are recorded in capital reserve in equity.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.  Stock option plan--Continued

(ii)   Tenda

Subsidiary Tenda has a total of three stock option plans - the first two were approved in June 2008, and the other one in April 2009. These plans, limited to maximum 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among others: (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In the quarter ended March 31, 2012, Tenda recorded stock option plan expenses amounting to R$145 (R$553 as of March 31, 2011).

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of March 31, 2012, the amount of R$14,203, related to the reserve for granting options of Tenda is recognized under the account “Intercompany” of Gafisa.

(iii)  AUSA

Subsidiary AUSA has three stock option plans - the first one launched in 2007.

On June 1, 2010, two new stock option plans were issued by the Company for granting a total of 738 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40% and risk-free interest rate at 9.39%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.  Stock option plan --Continued

On April 1, 2011, a stock option plan was launched by the Company, granting a total of 364 options. The assumptions adopted in the recognition of the stock option plan for 2010 were: expected volatility at 40%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

As of March 31, 2012 and December 31, 2011, the changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	2012		2011
	Number of Options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the period/year	1,629,000	10.48	1,932,000	8.01
Options granted	-	-	364,000	10.48
Options exercised	-	-	(133,000)	7.81
Options cancelled /sold	-	-	(534,000)	7.61
Options outstanding at the end of the period/year	1,629,000	10.48	1,629,000	10.48

The dilution percentage at March 31, 2012 was 0.0005%, corresponding to earnings per share after dilution of R$0.234057 (R$0.234056 before dilution).

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded expenses for the stock option plan amounting to R$334 in the quarter ended March 31, 2012 (R$274 in 2011).

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Income and social contribution taxes

(i)        Current income and social contribution taxes

The reconciliation of the effective tax rate for the quarter ended March 31, 2012 and 2011 is as follows:

	Consolidated
	3/31/2012	3/31/2011

Loss before income and social contribution taxes, and statutory interest	(4,704)	(55,310)
Income tax calculated at the applicable rate - 34%	1,599	18,806
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	21,655	(1,439)
Tax losses carryforwards (used)	(2,748)	(91)
Stock option plan	(2,214)	1,143
Other permanent differences	(10,337)	3,288
Charges on payables to venture partners	904	6
Tax benefits not recognized	(28,998)	(2,855)
	(20,139)	18,858
Effective rate of income and social contribution taxes	-	-
Tax expenses - current	(13,820)	(8,150)
Tax expenses - deferred	(6,319)	27,008

(ii)       Deferred income and social contribution taxes

The Company recognized tax assets on losses on income and social contribution taxes carryforwards for prior years, which do not have maturity term, and which offset is limited to 30% of annual taxable profit, at the extent the taxable profit is likely to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to be used to offset the deferred tax asset, based on projections of results prepared and on internal assumptions and future economic scenarios that enable its total or partial use should a full credit be recognized. As of March 31, 2012 and December 31, 2011, the Company did not recognize any deferred tax assets calculated on the tax loss. In the quarter ended March 31, 2012, there was no change in the retained earnings scenario.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Income and social contribution taxes --Continued

(ii)   Deferred income and social contribution taxes --Continued

As of March 31, 2012 and December 31, 2011, deferred income and social contribution taxes are from the following sources:

	Company		Consolidated
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Assets
Provisions for legal claims	36,947	36,923	52,468	57,728
Temporary differences – PIS and COFINS deferred	16,519	17,274	34,443	35,755
Provisions for realization of non-financial assets	10,152	11,981	20,815	31,672
Temporary differences – CPC adjustment	52,271	45,103	78,644	85,865
Other provisions	35,825	41,995	124,249	102,002
Income and social contribution tax loss carryforwards	68,597	69,055	253,270	247,872
Tax credits from downstream acquisition	8,793	8,793	8,793	8,793
Tax benefits not recognized	(150,310)	(150,079)	(372,980)	(343,982)
	78,794	81,045	199,702	225,705

Liabilities
Negative goodwill	(90,101)	(90,101)	(95,125)	(95,125)
Temporary differences –CPC adjustment	(15,845)	(14,862)	(15,845)	(14,862)
Differences between income taxed on cash basis and recorded on an accrual basis	(35,919)	(42,883)	(178,053)	(198,720)
	(141,865)	(147,846)	(289,023)	(308,707)

Total net	(63,071)	(66,801)	(89,321)	(83,002)

20. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

With regards to account receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of March 31, 2012 and December 31, 2011, there was no significant credit risk concentration associated with clients.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate its exposure to index and interest volatility recognized at their fair value directly as part of the year income. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations--Continued

b)    Derivative financial instruments --Continued

As of March 31, 2012, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity from December 2011 and June 2017. The derivative contracts are as follows:

Consolidated
	Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net
Swap agreements (Pre for CDI)	Face value	Original Index	Swap	Beginning	End	3/31/2012	12/31/2011

Banco Votorantim S.A.	90,000	Fixed 12.1556%	CDI 0.31%	6/15/2011	12/19/2011	-	(16)
Banco Votorantim S.A.	90,000	Fixed 13.0074%	CDI 0.31%	12/19/2011	3/30/2012	-	505
Banco Votorantim S.A.	90,000	Fixed 12.3600%	CDI 0.31%	3/30/2012	9/28/2012	1,275	856
Banco Votorantim S.A.	90,000	Fixed 12.7901%	CDI 0.31%	9/28/2012	3/28/2013	1,306	815
Banco Votorantim S.A.	90,000	Fixed 12.0559%	CDI 0.31%	3/28/2013	9/30/2013	665	238
Banco Votorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	9/30/2013	3/28/2014	212	117
Banco Votorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	3/28/2014	9/30/2014	245	251
Banco Votorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	9/30/2014	3/30/2015	360	297
Banco Votorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	3/30/2015	9/30/2015	(123)	(54)
Banco Votorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	9/30/2015	3/31/2016	95	97
Banco Votorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	3/31/2016	9/30/2016	(74)	(55)
Banco Votorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	9/30/2016	3/30/2017	211	167
Banco Votorantim S.A.	110,000	Fixed 12.3450%	CDI 0.2801%	6/28/2011	12/29/2011	-	112
Banco Votorantim S.A.	110,000	Fixed 13.3385%	CDI 0.2801%	29/12/2011	6/20/2012	1,621	1,316
Banco Votorantim S.A.	110,000	Fixed 12.4481%	CDI 0.2801%	6/20/2012	12/20/2012	1,624	1,074
Banco Votorantim S.A.	110,000	Fixed 12.8779%	CDI 0.2801%	12/20/2012	6/20/2013	1,474	836
Banco Votorantim S.A.	110,000	Fixed 12.1440%	CDI 0.2801%	6/20/2013	12/20/2013	612	324
Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	6/20/2014	430	324
Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	6/20/2014	12/22/2014	26	19
Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	6/22/2015	174	284
Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	6/22/2015	12/21/2015	(6)	(64)
Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	6/20/2016	181	213
Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	6/20/2016	12/20/2016	(52)	(45)
Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	6/20/2017	135	124
						10,391	7,735

During the quarter ended March 31, 2012, the amount of R$1,801 in the Company’s interim financial information and R$2,737 in the consolidated interim financial information, related to the net income of the interest swap transaction, was recognized in the “financial income (loss)” line, allowing correlation between the impact of such transactions and interest rate fluctuation on the Company’s balance sheet (Note 24).

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations --Continued

c)    Interest rate risk

This arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming at mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 11 and 12. The interest rates contracted on financial investments are disclosed in Note 4. Account receivable from real estate units delivered (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

d)    Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate the liquidity risks and optimize the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries (Note 12).

The maturities of financial instruments, loans, financing, suppliers and debentures are as follows:

	Consolidated
Quarter ended March 31, 2012	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Loans and financing	866,539	811,745	277,427	-	1,955,711
Debentures	348,577	1,445,848	154,220	-	1,948,645
Payables to venture partners	160,981	183,673	19,620	-	364,274
Suppliers	148,965	-	-	-	148,965
	1,525,062	2,441,266	451,267	-	4,417,595

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk --Continued

	Consolidated
Year ended December 31, 2011	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Loans and financing	1,135,543	437,232	283,835	-	1,856,610
Debentures	1,899,200	-	-	-	1,899,200
Payables to venture partners	219,796	233,771	19,619	-	473,186
Suppliers	135,720	-	-	-	135,720
	3,390,259	671,003	303,454	-	4,364,716

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that may have a significant effect on the recognized fair value is observable, direct or indirectly;

Level 3: techniques that use data which has significant effect on the recognized fair value, not based on observable market data.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented as of March 31, 2012 and December 31, 2011:

	Company			Consolidated
	Fair value classification
As of March 31, 2012	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash and cash equivalents (Note 4.1)	-	860	-	-	37,358	-
Short-term investments (Note 4.2)	-	110,838	-	-	681,873	-
Derivative financial instruments	-	6,219	-	-	10,391	-

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

	Company			Consolidated
	Fair value classification
As of December 31, 2011	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash and cash equivalents (Note 4,1)	-	1,110	-	-	50,970	-
Short-term investments (Note 4,2)	-	90,962	-	-	846,062	-
Derivative financial instruments	-	4,418	-	-	7,735	-

(ii)   Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(i)       The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the financial statements.

(ii)      The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(ii)   Fair value of financial instruments --Continued

See the main carrying amounts and fair values of financial assets and liabilities at March 31, 2012 and December 31, 2011:

	Consolidated
	3/31/2012		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	265,265	265,265	137,598	137,598
Short-term investments (Note 4.2)	681,873	681,873	846,062	846,062
Trade account receivable (Note 5)	4,739,719	4,739,719	4,826,448	4,826,448

Financial liabilities
Loans and financing (Note 11)	1,955,711	1,960,091	1,856,610	1,860,995
Debentures (Note 12)	1,948,645	1,957,137	1,899,200	1,907,463
Payables to venture partners (Note 14)	364,274	364,274	473,186	473,186
Suppliers	148,965	148,965	135,720	135,720

a)       Risk of debt acceleration

As of March 31, 2012, the Company has loans and financing in effect, with restrictive covenants related to cash generation, indebtedness ratio and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

b)       Market risk

The Company carries out the development, construction and sales of real estate ventures. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

•  The situation of the economy in Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(ii)   Fair value of financial instruments --Continued

b)    Market risk --Continued

•  Impediment in the future, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable.

•  The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

•  In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

•  Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•  Risk of buyers having a negative perception of the security, convenience and activities of the Company’s properties, as well as about their location.

•  The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, real estate taxes and government rates.

•  The opportunities for development may decrease.

•  The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancelled contracts of sale contracts.

•  Delinquency after the delivery of units acquired on credit. The Company has the right to file a collection action to receive the amounts due and/or repossess the real estate unit from the delinquent buyer, not being possible to guarantee that it will be able to recover the total amount of the debt balance or, once the real estate unit is repossessed, its sale in satisfactory conditions.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(ii)   Fair value of financial instruments --Continued

b)         Market risk --Continued

•   Occasional change in the policies of the National Monetary Council (CMN) on the investment of funds in the National Housing System (SFH) may reduce the supply of financing to customers.

•   Drop in the market value of land held in inventory, before the development of a real estate venture to which it was intended, and the incapacity to maintain the margins that were previously projected for such developments.

(iii)   Capital stock management

The objective of the Company’s capital stock management is to guarantee a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the quarter ended March 31, 2012.

The Company included in its net debt structure: loans and financing, debentures and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents, short-term investments and restricted cash in guarantee to loans):

	Company		Consolidated
	3/31/2012	12/31/2011	3/31/2012	12/31/2011

Loans and financing (Note 11)	1,168,222	1,166,493	1,955,711	1,856,610
Debentures (Note 12)	1,321,999	1,286,176	1,948,645	1,899,200
Assignment of receivables (Note 13)	228,209	296,909	416,447	501,971
Payables to venture partners (Note 14)	243,510	339,963	364,274	473,186
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(120,489)	(123,188)	(947,138)	(983,660)
Net debt	2,841,451	2,966,353	3,737,939	3,747,307
Equity	2,623,137	2,648,473	2,728,496	2,747,094
Equity and net debt	5,464,588	5,614,826	6,466,435	6,494,401

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(iv)  Sensitivity analysis

The chart shows the sensitivity analysis of financial instruments for the period of one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s result, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

At March 31, 2012, the Company has the following financial instruments:

a)    Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)    Loans and financing and debentures linked to the Referential Rate (TR);

c)    Trade accounts receivable, linked to the National Civil Construction Index (INCC).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered the CDI rate at 9.66%, the TR at 1.40%, the INCC rate at 8.10%, the General Market Prices Index (IGP-M) at 3.23% and the National Consumer Price Index – Extended (IPCA) at 5.24%.

The scenarios considered were as follows:

Scenario I: 50% increase in the variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(iv)  Sensitivity analysis--Continued

At March 31, 2012:

		Scenario
		I	II	III	IV
Instrument	Risk	High 50%	High 25%	Drop 25%	Drop 50%

Short-term investments	High/drop of CDI	20,523	10,262	(10,262)	(20,523)
Loans and financing	High/drop of CDI	(50,018)	(25,009)	25,009	50,018
Debentures	High/drop of CDI	40,027	20,013	(20,013)	(40,027)
Payables to partners	High/drop of CDI	(8,953)	(4,477)	4,477	8,953
SWAP	High/drop of CDI	(14,996)	(7,906)	8,827	18,742

Net effect of CDI variation		(13,417)	(7,117)	8,038	17,163

Loans and financing	High/drop of TR	(5,680)	(2,840)	2,840	5,680
Debentures	High/drop of TR	(8,617)	(4,308)	4,308	8,617

Net effect of TR variation		(14,297)	(7,148)	7,148	14,297

Loans and financing	High/drop of IPCA	(327)	(163)	163	327

Net effect of IPCA variation		(327)	(163)	163	327

Trade accounts receivable	High/drop of INCC	177,673	88,836	(88,836)	(177,673)
Inventory	High/drop of INCC	81,799	40,899	(40,899)	(81,799)
Assignment of receivables	High/drop of INCC	(4,367)	(2,183)	2,183	4,367

Net effect of INCC variation		255,105	127,552	(127,552)	(255,105)

Assignment of receivables	High/drop of IGP-M	(3,007)	(1,504)	1,504	3,007

Net effect of IGP-M variation		(3,007)	(1,504)	1,504	3,007

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties

21.1.  Balances with related parties

The balances between parent and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current account	3/31/2012	12/31/2011	3/31/2012	12/31/2011

Assets
Current account (c):
Total SPEs	18,860	34,162	75,270	50,694
Thirty party’s works (a)	21,836	33,513	22,259	33,513
Loan receivable (d)	65,686	59,066	111,481	104,059
Dividends receivable	50,471	50,471	-	-
	156,853	177,212	209,010	188,266

Current portion	91,167	118,146	97,529	84,207
Non-current portion	65,686	59,066	111,481	104,059

Liabilities
Current account (c):
Condominium and consortia (b)	(42,898)	(30,586)	(42,898)	(30,717)
Purchase/sale of interests	-	-	(34,345)	(25,000)
Total SPEs	(313,601)	(167,611)	(37,994)	(42,220)
	(356,499)	(198,197)	(115,237)	(97,937)

Current portion	(356,499)	(198,197)	(115,237)	(97,937)
Non-current portion	-	-	-	-

(a)     Refers to operations in third-party’s works.

(b)   Refers to transactions between the consortium leader and partners and condominiums.

(c)   The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties --Continued

21.1.  Balances with related parties --Continued

(d)   The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective financial charges. It shall be noted that the Company’s operations and businesses with related parties follow the market practices (arm’s length). The businesses and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition and nature of the loan receivable by the Company is shown below:

	Consolidated
	3/31/2012	12/31/2011	Nature	Interest rate

Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	9,957	9,389	Construction	12% p.a. fixed rate + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	9,712	7,276	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,043	1,636	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	648	860	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-73 Emp. Imobiliários Ltda.	3,658	3,443	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	2,433	2,119	Construction	3% p.a. fixed rate + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	12	11	Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp Incorporações Ltda.	984	946	Construction	12% p.a. fixed rate + IGPM
Manhattan Residencial I	36,055	29,541	Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	13	2,622	Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	116	113	Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	55	54	Construction	10% p.a. fixed rate + TR
Target	-	1,056	Construction	IGPM + 12% p.a.
Total Company	65,686	59,066

Fit Jardim Botanico SPE Emp. Imob. Ltda.	16,650	16,429	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	5,807	5,585	Construction	120% of 126.5% of CDI
Fit 08 SPE Emp. Imob. Ltda.	922	875	Construction	110.65% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	3,977	3,977	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	2,994	2,908	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	1,301	1,251	Construction	12% p.a. fixed rate + IGPM
Jardins da Barra Desenv. Imob. Ltda.	4,513	4,800	Construction	6% p.a. fixed rate
Fit Roland Garros Emp. Imob. Ltda.	4,461	4,461	Construction	-
Other	5,170	4,707	Construction	Several
Total consolidated	111,481	104,059

In the period ended March 31, 2012 the recognized financial income from interest on loans amounted to R$1,838 (R$1,073 in 2011) in the Company’s interim financial information and R$2,449 (R$1,640 in 2011) in the consolidated interim financial information (Note 24).

The information regarding management transactions and compensation is described in Note 25.

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties --Continued

21.2.  Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except for certain specific cases in which the Company provides guarantees for its venture partners which amounted to R$1,567,207 as of March 31, 2012.

22. Net operating revenue

	Company		Consolidated
	3/31/2012	3/31/2011	3/31/2012	3/31/2011

Gross operating revenue
Real estate development, sale and barter transactions	355,046	257,894	1,004,299	783,830
Taxes on sale of real estate and services	(42,024)	(22,982)	(76,466)	(53,082)
Net operating revenue	313,022	234,912	827,833	730,748

23. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Cost of real estate development and sale:
Construction cost	165,384	146,744	572,512	488,031
Land cost	43,529	30,163	77,410	64,564
Development cost	8,042	9,256	25,822	23,352
Capitalized financial charges	20,885	25,402	42,869	37,181
Maintenance / warranty	5,640	562	7,641	2,460
	243,480	212,127	726,254	615,588

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information

March 31, 2012

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23. Costs and expenses by nature --Continued

	Company		Consolidated
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Commercial expenses:
Marketing expenses	9,718	9,279	25,420	28,512
Brokerage and sale commission	9,319	8,898	24,378	21,551
Institutional marketing expenses	1,353	1,292	3,540	3,970
Customer Relationship Management expenses	1,230	1,175	3,218	3,609
Other	738	704	1,930	2,165
	22,358	21,348	58,486	59,807

General and administrative expenses:
Salaries and payroll charges	11,591	11,130	35,792	27,192
Employee benefits	778	815	2,433	2,925
Travel and utilities	1,065	758	5,225	2,890
Services	3,779	2,260	9,255	6,075
Rents and condominium fees	1,276	1,112	3,582	2,572
IT	1,088	1,498	2,857	3,940
Stock option plan (Note 18.3)	6,034	2,536	6,513	3,363
Reserve for profit sharing (Note 25 (iii))	6,250	-	13,327	2,133
Other	1,130	1,189	-	5,217
	32,991	21,298	78,984	56,307

24. Financial income

	Company		Consolidated
	3/31/2012	3/31/2011	3/31/2012	3/31/2011
Financial income
Income from financial investments	2,098	9,947	11,456	17,656
Financial income on loan (Note 21)	1,838	1,073	2,449	1,640
Other interest income	158	31	761	1,068
Other financial income	77	90	5,023	4,300
	4,171	11,141	19,689	24,664
Financial expenses (Note 11)
Interest on funding, net of capitalization	(44,183)	(23,838)	(41,862)	(41,244)
Amortization of debenture cost	(866)	(628)	(912)	(711)
Payables to venture partners	-	-	(8,251)	(8,187)
Banking expenses	(449)	(2,187)	(1,566)	(4,468)
Derivative transactions (Note 20 (i) (b))	1,801	-	2,737	-
Other financial expenses	(1,936)	(2,273)	(12,010)	(1,052)
	(45,633)	(28,926)	(61,864)	(55,662)

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information
March 31, 2012
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Transactions with management and employees

(i)    Management compensation

The amounts recorded in the account “general and administrative expenses” in the period ended March 31, 2012 related to the compensation of the Company’s key management personnel are as follows:

Period ended March 31, 2012	Board of Directors	Fiscal Council	Statutory Board	Total

Number of members	9	3	6	18
Annual fixed compensation (in R$ thousand)	420	34	842	1,296
Salary / Fees	420	34	790	1,244
Direct and indirect benefits	-	-	52	52
Other	-	-	-	-
Variable compensation (in R$ thousand)	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Post-employment benefits	-	-	-	-
Share-based payment	-	-	-	-
Monthly compensation (in R$ thousand)	35	11	281	327
Total compensation	420	34	842	1,296

The Annual Shareholders’ Meeting of the Company will be held on May 11, 2012, and one of the items in its agenda is the proposal for setting the aggregate compensation of the key management personnel at R$17,042 for the period corresponding from January to December 2012.

99

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information
March 31, 2012
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Transactions with management and employees --Continued

(ii)   Commercial operations

In the quarter ended March 31, 2012, no commercial operations were carried out by units sold to the Management and the total receivable is R$4,668 thus far.

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan and the achievement of specific targets, established and agreed-upon at the beginning of each year. The recognition of the provision for the Company bonus takes into consideration two metrics: (1) generation of cash from operations and (2) indebtedness ratio (net debt / equity). As of March 31, 2012, the Company recorded a provision for profit sharing amounting to R$6,250 in the Company’s interim financial information and R$13,327 in the consolidated interim financial information (R$2,133 in 2011) under the account “general and administrative expenses” (Note 23).

26. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for completed unit and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The assumptions adopted, given their nature, are not included in the scope of the auditor’s review of quarterly information.

100

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information
March 31, 2012
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27. Loss per share

The following table shows the calculation of basic and diluted loss per share. In view of the loss for the year, according to CPC 41, shares with dilutive potential are not considered when there is a loss, because the impact would be antidilutive.

	3/31/2012	3/31/2011 (restated)
Basic numerator
Loss	(31,515)	(43,292)

Basic denominator (in thousands of shares)
Weighted average number of shares (i)	432,099	431,677

Basic loss per share = R$	(0.0729)	(0.1003)

Diluted numerator
Loss	(31,515)	(43,292)

Diluted denominator (in thousands of shares)
Weighted average number of shares	432,099	431,677
Stock options	2,566	1,729
Antidilutive effect	(2,566)	(1,729)

Weighted average number of shares	432,099	431,677

Diluted loss per share - R$	(0.0729)	(0.1003)

28. Segment information

The Company's management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

101

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information
March 31, 2012
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28. Segment information --Continued

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

				Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	2012
Net operating revenue	487,579	316,284	123,870	927,833
Operating costs	(379,095)	(287,795)	(59,364)	(726,254)

Gross income	108,484	28,589	64,506	201,579

Depreciation and amortization	(15,264)	(2,527)	(542)	(18,333)
Financial expenses	(42,413	(8,120)	(11,331)	(61,864)
Financial income	7,967	8,590	3,132	19,689
Tax expenses	(13,370)	(5,032)	(1,737)	(20,139)

Net income (loss) for the period	(22,411)	(30,730)	21,626	(31,515)

Customers (short and long term)	2,742,498	1,461,731	535,490	4,739,719
Inventories (short and long term)	1,373,115	1,145,832	249,009	2,767,956
Other assets	727,268	934,805	197,930	1,913,652

Total assets	4,842,882	3,542,368	982,429	9,367,678

102

A free translation from Portuguese into English of individual interim and consolidated financial information

Gafisa S.A.

Notes to the individual and consolidated interim financial information
March 31, 2012
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28. Segment information --Continued

				Consolidated
	Gafisa S.A. (i)	Tenda	AUSA	3/31/2011 (restated)
Net operating revenue	383,092	234,032	113,624	730,748
Operating cost	(337,669)	(224,275)	(53,644)	(615,588)

Gross income	45,423	9,757	59,980	115,160

Depreciation and amortization	(8,380)	(3,697)	(288)	(12,365)
Financial expenses	(41,906)	(4,057)	(9,699)	(55,662)
Financial income	15,871	6,300	2,493	24,664
Tax expenses	1,524	20,162	(2,828)	18,858

Net income (loss) for the period	(44,065)	(26,185)	26,958	(43,292)

Customers (short and long term)	2,934,522	1,865,709	382,383	5,182,614
Inventories (short and long term)	1,425,812	739,791	200,434	2,366,037
Other assets	1,150,171	562,367	105,301	1,817,839

Total assets	5,510,505	3,167,867	688,118	9,366,490

(i)    Includes all direct subsidiaries, except Tenda and Alphaville Urbanismo S.A.

29. Subsequent events

a)     Default on the CCB restrictive covenants and waiver

In April 2012, the Company was in default on the restrictive covenants of a CCB in the amount of R$100,000 because of the corporate rating downgrading. Immediately thereafter, the Company negotiated and obtained from the financial institution a waiver related to early redemption in view of the non-compliance of the contractual covenant.

b)     Annual Shareholders’ Meeting of the subsidiary Construtora Tenda S.A.

On April 27, 2012, the Annual Shareholders’ Meeting of the subsidiary Tenda was held, in which the following main resolutions were taken: (i) approval of the financial statements for the year ended December 31, 2011; (ii) election of members to the Board of Directors and to the Fiscal Council; and (iii) setting of the annual aggregate amount to be distributed among its key management personnel and fiscal council members.

103

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Comments on Company’s Business Projections

OUTLOOK

With the introduction of a new strategy and organizational structure, Gafisa is already making progress toward achieving its 2012 guidance. Launches for 2012 are expected to be between R$2.7 and R$3.3 billion, reflecting a new, more targeted regional focus and the deliberate slowdown of the Tenda business. Gafisa should represent 50%, Tenda 10% and AlphaVille 40% of launches. For the first quarter of 2012, the Gafisa Group launched R$464 million.

The Gafisa Group plans to deliver between 22,000 and 26,000 units in 2012 of which 30% will be delivered by Gafisa, 50% by Tenda and the remaining 20% by AlphaVille. During the first quarter of 2012, the Company delivered 6,165 units and transferred 2,793 Tenda units to financial institutions.

Finally, the Company expects to generate between R$500 million and R$700 million in operating cash flow for the full year of 2012. At March 31, 2012, the Company had R$947 million in cash and cash equivalents. The key drivers of cash flow generation include: (i) our ability to deliver units at Gafisa; (ii) the transfer of Tenda units to financial institutions; (iii) the sale of inventory; (iv) the securitization of receivables; (v) the sale of non-strategic land.

104

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Other information deemed relevant by the Company

1.     SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

03/31/2012

As of March 31, 2012, there is no shareholder holding more than 5% of the voting capital.

	03/31/2012

	Common shares

Shareholder	Shares	%

Treasury shares	599,486	0.14%

Outstanding shares	432,100,073	99.86%

Total shares	432,699,559	100.00%

03/31/2011

		03/31/2011

		Common shares

Shareholder	Country	Shares	%

Treasury shares		599,486	0.14%

Other		431,384,231	99.86%

Total shares		431,983,717	100.00%

105

A free translation from Portuguese into English of individual interim and consolidated financial information

Other information deemed relevant by the Company --Continued

2.     SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	03/31/2012

	Common shares

	Shares	%

Shareholders holding effective controlo f the Company	-	0.00%
Board of Directors	1,281,546	0.30%
Executive directors	1,051,684	0.24%
Fiscal council	-	0.00%

Executive control, board members, officers and fiscal council	2,333,230	0.54%

Treasury shares	599,486	0.14%

Outstanding shares in the market (*)	432,100,073	99.86%

Total shares	432,699,559	100.00%

	03/31/2011

	Common shares

	Shares	%

Board of Directors	3,033,493	0.70%
Executive directors	2,167,382	0.50%
Fiscal council	-	0.00%

Executive control, board members, officers and fiscal council	5,200,875	1.20%

Treasury shares	599,486	0.14%

Outstanding shares in the market (*)	431,384,231	99.86%

Total shares	431,983,717	100.00%

(*) Excludes shares of effective control, management, board and in treasury

106

A free translation from Portuguese into English of individual interim and consolidated financial information

Other information deemed relevant by the Company --Continued

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

107

A free translation from Portuguese into English of individual interim and consolidated financial information

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)                 Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the quarter ended March 31, 2012; and

ii)                Management has reviewed and agreed with the interim information for the quarter ended March 31, 2012.

Sao Paulo, May 7, 2012

GAFISA S.A.

Management

108

A free translation from Portuguese into English of individual interim and consolidated financial information

Reports and Statements /

Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)                 Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the quarter ended March 31, 2012; and

ii)                Management has reviewed and agreed with the interim information for the quarter ended March 31, 2012.

Sao Paulo, May 7, 2012

GAFISA S.A.

Management

109

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 24, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer